Filed by Greenidge Generation Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Support.com, Inc.

Commission File No.: 000-30901

Date: March 22, 2021

AGREEMENT AND PLAN OF MERGER

among

GREENIDGE GENERATION HOLDINGS INC.

SUPPORT.COM, INC.

and

GGH MERGER SUB, INC.

Dated as of March 19, 2021

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Exhibits

Exhibit A – Form of Pubco Stockholder Support Agreement

Exhibit B – Form of Pubco Amended and Restated Certificate of Incorporation

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 19, 2021, among Support.com, Inc., a Delaware corporation (“Pubco”), Greenidge Generation Holdings Inc., a Delaware corporation (“Company”), and GGH Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Company (“Merger Sub”).

WHEREAS, subject to the terms and conditions hereof, at the Effective Time, the parties hereto shall effect the Merger, pursuant to which Merger Sub will merge with and into Pubco, with Pubco surviving the Merger as the Surviving Corporation and a wholly owned subsidiary of the Company;

WHEREAS, prior to the date of this Agreement, 210 Capital, LLC (“Investor”), and as a condition and inducement to the Company’s willingness to enter into this Agreement, has consummated the purchase of shares of Pubco Common Stock (the “Investment”) constituting approximately 16.6% of the outstanding shares of Pubco Common Stock;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, certain directors and stockholders of Pubco (solely in their capacity as stockholders of Pubco) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit A (the “Pubco Stockholder Support Agreements”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Pubco in favor of the approval of this Agreement and against any competing proposals;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Merger and the other Transactions are fair to, advisable and in the best interests of the Company and its stockholders and (ii) approved and declared advisable this Agreement, the Merger and the other Transactions, including the issuance of shares of Company Class A Common Stock to the Pubco Stockholders pursuant to the terms of this Agreement, the Merger and the other Transactions and thereby approve this Agreement, the Merger and the other Transactions, including the issuance of shares of Company Class A Common Stock to the Pubco Stockholders pursuant to the terms of this Agreement;

WHEREAS, the board of directors of Pubco (the “Pubco Board”) has unanimously (i) determined that the Merger and the other Transactions are fair to, advisable and in the best interests of Pubco and its stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Pubco Stockholders vote to approve this Agreement and the Merger;

WHEREAS, (i) the board of directors of Merger Sub has approved and declared advisable this Agreement, the Merger and the other Transactions and recommended that the sole stockholder of Merger Sub approve this Agreement and the Merger and (ii) the Company, as the sole stockholder of Merger Sub, has adopted and approved this Agreement and the Merger as required under the DGCL by executing and delivering an action by written consent (the “Written Consent”); and

WHEREAS, the parties hereto intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement be a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Section 1.368-2(g) of the Treasury Regulations (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.01 Certain Defined Terms. For purposes of this Agreement:

“Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Pubco, on the other hand, to the other party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Pubco or any of its Affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party.

“Acquisition Transaction” means (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing 20% or more of the outstanding securities of any class of voting securities of a party or any of its Subsidiaries; or (iii) in which a party or any of its Subsidiaries issues securities representing 20% or more of the outstanding securities of any class of voting securities of such party or any of its Subsidiaries; (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its Subsidiaries, taken as a whole; or (c) any other transaction that would restrict, prohibit or inhibit such party’s ability to consummate the Transactions.

“Action” means any demand, action, claim, suit, countersuit, arbitration, inquiry, subpoena, case, litigation, proceeding or investigation (whether civil, criminal, administrative or investigative) by or before any court or grand jury, any Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” means, when used with respect to a specified Person, another Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.

“Agreement” means this Agreement and Plan of Merger among the parties hereto, including all annexes, exhibits and schedules (including the Disclosure Letters), and all amendments hereto made in accordance with the provisions of Section 10.06.

“Ancillary Agreements” means the Pubco Stockholder Support Agreements and any other agreement to be entered into in connection with the Transactions.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“beneficial owner” has the meaning ascribed to such term under Rule 13d-3 of the Exchange Act.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the State of New York.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of the Company.

“Company Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of the Company.

“Company Common Stock” means the Company Class A Common Stock and the Company Class B Common Stock.

“Company Disclosure Letter” means the confidential disclosure letter delivered by the Company to Pubco immediately prior to the execution of this Agreement.

“Company Entities” means the Company and the Company Subsidiaries.

“Company Intellectual Property” means all Company Owned Intellectual Property and all Intellectual Property used in the business of the Company Entities, as currently conducted.

“Company Material Adverse Effect” means any event, change, circumstance or development that (i) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, results of operations or financial condition of the Company Entities, taken as a whole, or (ii) prevents, materially impairs or materially delays, or would reasonably be expected to prevent, materially impair or materially delay, the ability of the Company to consummate the Transactions; provided, however, that, with respect to clause (i), in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect” (except in the case of clause (a), (b), (d), (f) and (g), in each case, to the extent that such event, change, circumstance or development disproportionately affects the Company Entities, taken as a whole, as compared to other Persons operating in any of the industries in which the Company Entities operate): (a) any change or development after the date hereof in applicable Laws or GAAP or any official interpretation thereof, (b) any change or development after the date hereof in interest rates or economic, political, legislative, regulatory, financial, commodity, currency, bitcoin mining, cryptocurrency, electricity or natural gas conditions or other market conditions generally affecting any of the foregoing, the economy or the industry in which the Company Entities operate, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Transactions or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, regulatory agencies, partners, providers and employees (provided, that the exceptions in this clause (c) shall not be deemed to apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 4.05 and, to the extent related thereto, the condition in Section 8.02(a)), (d) any change or development generally affecting any of the industries or markets in which the Company or the Company Subsidiaries operate, (e) the compliance by the Company with the terms of this Agreement or the taking by the Company of any action, or failure by the Company to take action, required or contemplated by this Agreement (provided, that the exceptions in this clause (e) shall not be deemed to apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 4.05 and, to the extent related thereto, the condition in Section 8.02(a)), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire or other natural disaster, epidemic, disease outbreak, pandemic (including the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition)), weather condition, explosion, fire, act of God or other force majeure event (other than any such event resulting in material destruction or permanent damage to the Company powerplant and/or a material portion of the equipment located therein, all of which may be taken into account for purposes of determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur), (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel or (h) any failure of the Company Entities, taken as a whole, to meet any projections, forecasts or budgets (provided, that the exception in this clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)).

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Preferred Stock” means the Series A preferred stock, par value $0.0001 per share, of the Company.

“Company Stockholders” means the holders of Company Capital Stock.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Confidential Data” means information, including Personal Data, in whatever form that a Company Entity or a Pubco Entity, as the case may be, is obligated, by Law or Contract, to protect from unauthorized access, use, disclosure, modification or destruction together with any data owned or licensed by the Company Entities or Pubco Entities, as the case may be, that is not intentionally shared with the general public or that is classified by the Company Entities or Pubco Entities, as the case may be, with a designation that precludes sharing with the general public.

“Contract” means any written or oral legally binding contract, agreement, understanding, arrangement, subcontract, loan or credit agreement, note, bond, indenture, mortgage, purchase order, deed of trust, lease, sublease, instrument, or other legally binding commitment, obligation or undertaking.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by Contract or otherwise.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order or directive by any Governmental Authority mandating action in response to coronavirus (COVID-19) pandemic, including any requirements under the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

“Data” means Confidential Data or Personal Data.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Disclosure Letters” means the Pubco Disclosure Letter and the Company Disclosure Letter.

“Electric Utility Company” has the meaning given to such term in the Public Utility Holding Company Act of 2005, 42 U.S.C. section 15801.

“Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien or encumbrance, covenant, condition, restriction, easement, charge, right of first refusal or first offer, or other restriction on title or transfer of any nature whatsoever.

“Environmental Law” means any Law or Environmental Permit concerning or relating to: (i) the environment, natural resources or human health and safety (including workplace, industrial hygiene and fire safety); (ii) the presence, Release, generation, use, management, handling, transportation, treatment, storage or disposal of Hazardous Materials; (iii) product content and stewardship, or (iv) noise, odor, or vibration, including, without limitation, in the United States, the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601, et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, 42 U.S.C. 6901, et seq.; the Toxic Substances Control Act, 15 U.S.C. 2601, et seq.; the Federal Water Pollution Control Act, 33 U.S.C. 1251, et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. 5101; the Safe Drinking Water Act, 42 U.S.C. 300f, et seq.; the Occupational Safety and Health Act, 29 U.S.C. 651, et seq.; the Emergency Planning and Community Right to Know Act of 1986, 42 U.S.C. 11001, et seq.; the Atomic Energy Act, 42 U.S.C. 2014, et seq.; the Endangered Species Act, 16 U.S.C. 1531, et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. 136, et seq.; the Clean Air Act, 42 U.S.C. 7401, et seq.; and the state and local analogues of each of the foregoing federal statutes.

“Environmental Permit” means any Permit, approval, identification number, registration, exemption or license required pursuant to any applicable Environmental Law.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means a fraction, expressed as a decimal rounded to the nearest one-thousandth, equal to the quotient of (i) the Merger Consideration divided by (ii) Fully Diluted Pubco Share Number.

“Exercise Calculation Date” means the close of business on the second Business Day immediately preceding the Closing.

“Fraud” means a knowing and intentional material misrepresentation in the making of a representation or warranty set forth in this Agreement or any certificate delivered pursuant hereto, made with the intent of inducing another party to enter into this Agreement and upon which such other party has relied to its detriment (it being understood that “Fraud” shall not include any claim based on constructive knowledge, recklessness, negligent representation or a similar theory).

“Fully Diluted Pubco Share Number” means, (a) the total number of shares of Pubco Capital Stock outstanding as of immediately prior to the Effective Time plus (b) the total number of Pubco Option FDS Shares with respect to all Pubco Options outstanding as of the Exercise Calculation Date plus (c) the total number of Pubco Award Shares with respect to all Pubco Awards outstanding as of the Exercise Calculation Date.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau, arbitral panel or court, whether domestic, foreign, multinational, or supranational exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government and any executive official thereof.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Material” means any substance, material, or other matter: (i) capable of causing harm to human health, the environment, or natural resources or (ii) regulated in any way, or for which standards are imposed, by any Governmental Authority, including but not limited to petroleum and petroleum byproduct and distillates, asbestos and asbestos-containing materials, urea formaldehyde, polychlorinated biphenyls, mold, radon gas, radioactive substances, and poly- and perfluoroalkyl substances.

“Holding Company” has the meaning given to such term in the Public Utility Holding Company Act of 2005, 42 U.S.C. section 15801.

“Indebtedness” means, without duplication and with respect to any Person, all (a) indebtedness for borrowed money, excluding the outstanding balance in connection with the financing of insurance premium payments, (b) obligations for the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business consistent with past practice) that would be required to appear as a liability on financial statements prepared in accordance with GAAP, (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments, including, all indebtedness under equipment financing arrangements or equipment loans, (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement, (e) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions, and (f) guarantees made by such Person on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (d).

“Intellectual Property” means all intellectual property and intellectual property rights of every kind and description throughout the world, including all U.S. and non-U.S.: (a) trademarks, trade dress, service marks, certification marks, logos, slogans, design rights, names, corporate names, trade names, Internet domain names, URLs, social media accounts and addresses and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (collectively, “Marks”); (b) patents and patent applications, and any and all related national or international counterparts thereto, including any divisionals, continuations, continuations-in-part, reissues, reexaminations, substitutions and extensions thereof (collectively, “Patents”); (c) copyrights and copyrightable subject matter, including databases, data collections (including knowledge databases, customers lists and customer databases) and rights therein, web site content, rights to compilations, collective works and derivative works, and the right to create collective and derivative works (collectively, “Copyrights”); (d) rights in Software; (e) rights under applicable trade secret law and any and all other confidential or proprietary information, know-how, inventions, processes, formulae, models, and methodologies including research in progress, algorithms, data, databases, data collections, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, source code, source code documentation, beta testing procedures and beta testing results (collectively, “Trade Secrets”); (f) all applications and registrations, renewals and extensions for the foregoing; and (g) all rights and remedies against past, present, and future infringement, misappropriation or other violation thereof.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Intervening Event” means any change, event, effect, occurrence, development or other matter that (a) (i) is materially favorable to Pubco and its Subsidiaries, taken as a whole or (ii) has resulted in a Company Material Adverse Effect, (b) was not known (or, if known, the consequences of which were not known or reasonably foreseeable) to the Pubco Board as of the date of this Agreement and (c) does not relate to (i) any Acquisition Proposal, (ii) any change, in and of itself, in the price of the Pubco Common Stock, or (iii) the fact, in and of itself, that Pubco meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earning, or other financial or operating metrics for any period ending on or after the date of this Agreement (it being understood that in the case of clauses (ii) and (iii), matters underlying such changes may be deemed to constitute, or be taken into account, in determining whether there has been an Intervening Event).

“Knowledge of the Company,” “The Company’s Knowledge” or similar terms used in this Agreement mean the actual knowledge, after reasonable inquiry, of the Persons identified on Section 1.01(a) of the Company Disclosure Letter.

“Knowledge of Pubco,” “Pubco’s Knowledge” or similar terms used in this Agreement mean the actual knowledge, after reasonable inquiry, of the Persons identified on Section 1.01(a) of the Pubco Disclosure Letter.

“Law” means any applicable U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, income Tax treaty, Governmental Order, requirement or rule of law (including common law) or other binding directives promulgated, issued, entered into or taken by any Governmental Authority.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or unaccrued, fixed or variable, known or unknown, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any Contract.

“Merger Consideration” means a total number of shares of Company Class A Common Stock equal to the sum of (i) the Pubco Business Consideration plus (ii) the Pubco Closing Cash Consideration.

“NASDAQ” means the NASDAQ Global Select Market or NASDAQ Capital Market.

“Per Share Merger Consideration” means a number of shares of Company Class A Common Stock equal to the Exchange Ratio.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Encumbrances” means (a) liens for Taxes not yet due or delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP on the applicable financial statements; (b) mechanics’, materialmens’, carriers’, workers’, repairers’ and other similar Encumbrances or security obligations incurred in the ordinary course of business and arising by operation of Law or the validity or amount of which is being contested in good faith by appropriate proceedings; (c) pledges, deposits or other Encumbrances securing the performance of bids, trade Contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation); (d) Encumbrances and other imperfections of title that do not materially impair the use or occupancy of the property to which they relate in the conduct of the business of the Company Entities or the business of the

Pubco Entities, as the case may be, as currently conducted; (e) Encumbrances arising under conditional sales Contracts and equipment leases with third parties and other Encumbrances arising on assets and products sold in the ordinary course of business consistent with past practice and non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice; (f) landlords’ liens and Encumbrances on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising therefrom or benefiting or created by any superior estate, right or interest; (g) any zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities; (h) all covenants, conditions, restrictions, easements, charges, rights-of-way and other similar matters of record or that would be disclosed by an accurate survey or inspection of the real property, in each case that do not materially impair the use or occupancy of the property to which they relate in the conduct of the business of the Company Entities or the business of the Pubco Entities, as the case may be, as currently conducted; (i) Encumbrances that will be released at or prior to the Closing; (j) Encumbrances identified in the Company Financial Statements or the financial statements in the Pubco SEC Documents, as the case may be; (k) Encumbrances created or incurred under the equipment financing arrangements or equipment loans; (l) Encumbrances reserved or created pursuant to any Ancillary Agreement; (m) Encumbrances on equity or debt securities resulting from applicable securities Laws and (n) Encumbrances listed on Section 1.01(b) of the Company Disclosure Letter.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act and any Governmental Authority.

“Personal Data” means any data or information relating to an identified or identifiable natural person; an “identifiable natural person” is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity, including unique device or browser identifiers, names, ages, addresses, telephone numbers, email addresses, social security numbers, passport numbers, alien registration numbers, medical history, employment history, and/or account information; and shall also mean “personal information,” “personal health information” and “personal financial information” each as defined by applicable Laws relating to the collection, use, sharing, storage, and/or disclosure of information about an identifiable natural person.

“Pubco Awards” means any and all Pubco RSUs and any other securities, rights or instruments of Pubco that are or could be convertible or exchangeable for Pubco Common Stock or otherwise could result in the issuance of Pubco Common Stock (whether or not upon the occurrence of any trigger or event, the satisfaction of any condition or consideration or otherwise, including with respect to the passage of time, that may otherwise be required with respect thereto), but which are not issuable upon payment of an exercise price, whether cashless or otherwise (or similar mechanic); provided, however, that the term “Pubco Award” shall not include Pubco Options.

“Pubco Award Shares” means, with respect to a specific Pubco Award outstanding as of the Exercise Calculation Date, the aggregate number of shares of Pubco Common Stock underlying, relating to or otherwise issuable with respect to such Pubco Award.

“Pubco Business Consideration” means 1,873,913 shares of Company Class A Common Stock.

“Pubco Capital Stock” means the Pubco Common Stock and the Pubco Preferred Stock.

“Pubco Closing Cash Amount” means the sum of (a) the amount equal to the cash, cash equivalents, marketable securities and short-term investments held by or on behalf of Pubco as of the Effective Time, including (i) all cash on hand or otherwise in the possession of Pubco, (ii) money, currency or a credit balance in a deposit account at a financial institution, net of uncleared checks outstanding, plus processed credit card transactions for cash not yet received, and (iii) checks, drafts and other similar instruments in transit that have been received by, but not yet been credited or deposited into the bank accounts of, Pubco, but minus, as of the Effective Time, (b) (i) cash and cash equivalents that are restricted because they are subject to restrictions on distribution imposed by operation of Law or Contract (which, for the avoidance of doubt, shall not include any Tax or other charge payable as a result of repatriation of cash from a non-U.S. jurisdiction), (ii) cash held in escrow or as security deposits and (iii) the total unpaid amount of the Pubco Transaction Expenses.

“Pubco Closing Cash Consideration” means 1,124,348 shares of Company Class A Common Stock.

“Pubco Closing Price” means the volume weighted average trading price per share of Pubco Common Stock for the ten trading day period ending on and including the Exercise Calculation Date.

“Pubco Common Stock” means the Common Stock, par value $0.0001 per share, of Pubco.

“Pubco Disclosure Letter” means the confidential disclosure letter delivered by Pubco to the Company immediately prior to the execution of this Agreement.

“Pubco Entities” means Pubco and its Subsidiaries.

“Pubco Intellectual Property” means all Pubco Owned Intellectual Property and all Intellectual Property used in connection with the Pubco business as currently conducted.

“Pubco Material Adverse Effect” means any event, change, circumstance or development that (i) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, results of operations or financial condition of Pubco and its Subsidiaries, taken as a whole (including as set forth on Section 1.01(b) of the Pubco Disclosure Letter), or (ii) prevents, materially impairs or materially delays, or would reasonably be expected to prevent, materially impair or materially delay, the ability of Pubco to consummate the Transactions; provided, however, that, with respect to clause (i), in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Pubco Material Adverse Effect” (except in the case of clause (a), (b), (d), (f) and (g), in each case, to the extent that such event, change, circumstance or development disproportionately affects Pubco and its Subsidiaries, taken as a whole, as compared to other Persons operating in the industries in which Pubco and its Subsidiaries operate): (a) any change or development after the date hereof in applicable Laws or GAAP or any official interpretation thereof, (b) any change or development after the date hereof in interest rates or economic, political, legislative, regulatory, financial, commodity, currency, or other market conditions generally affecting any of the foregoing, the economy or the industry in which the Pubco Entities operate, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Transactions or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, regulatory agencies, partners, providers and employees (provided, that the exceptions in this clause (c) shall not be deemed to apply to references to “Pubco Material Adverse Effect” in the representations and warranties set forth in Section 5.10 and, to the extent related thereto, the condition in Section 8.03(a)), (d) any change after the date hereof generally affecting any of the industries or markets in which Pubco and its Subsidiaries operate, (e) the compliance by Pubco with the terms of this Agreement or the taking by Pubco of any action, or failure by Pubco to take action, required or contemplated by this Agreement (provided, that the exceptions in this clause (e) shall not be deemed to apply to references to “Pubco Material Adverse Effect” in the representations and warranties set forth in Section 5.10 and, to the extent related thereto, the condition in Section 8.03(a)), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire or other natural disaster, epidemic, disease outbreak, pandemic (including the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition)), weather condition, explosion, fire, act of God or other force majeure event, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Pubco operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of Pubco and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets (provided, that the exception in this clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Pubco Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Pubco Material Adverse Effect)) or (i) any deterioration after the date hereof in Pubco’s business or operations, or customer or employee attrition, including any effect on Pubco’s financial performance or financial condition resulting therefrom.

“Pubco Net Exercise Award Shares” means, with respect to a specific Pubco Award outstanding as of the Exercise Calculation Date, an aggregate number of shares of Pubco Common Stock equal to the result of (1) the aggregate number of Pubco Award Shares with respect to such Pubco Award minus (2) the quotient of (A) the aggregate tax withholding amount arising as a result of the vesting and settlement of such Pubco Award, divided by (B) the Pubco Closing Price.

“Pubco Net Exercise Option Shares” means, with respect to a specific Pubco Option outstanding as of the Exercise Calculation Date, an aggregate number of shares of Pubco Common Stock equal to the result of (1) the aggregate number of Pubco Option Shares with respect to such Pubco Option minus (2) the quotient of (A) the sum of (i) the product of (X) the aggregate number of Pubco Option Shares with respect to such Pubco Option multiplied by (Y) the Pubco Option Exercise Price plus (ii) the aggregate tax withholding amount arising as a result of the vesting and settlement of such Pubco Option, divided by (B) the Pubco Closing Price; provided, that the Pubco Net Exercise Option Shares with respect to a specific Pubco Option shall not be less than zero.

“Pubco Option Exercise Price” means, with respect to a specific Pubco Option as of the Exercise Calculation Date, the per share exercise price with respect to such Pubco Option.

“Pubco Option FDS Shares” means, with respect to a specific Pubco Option outstanding as of the Exercise Calculation Date, an aggregate number of shares of Pubco Common Stock equal to the result of (1) the aggregate number of Pubco Option Shares with respect to such Pubco Option minus (2) the quotient of (A) the product of (i) the aggregate number of Pubco Option Shares with respect to such Pubco Option multiplied by (ii) the Pubco Option Exercise Price, divided by (B) the Pubco Closing Price; provided, that the Pubco Option FDS Shares with respect to a specific Pubco Option shall not be less than zero.

“Pubco Option Shares” means, with respect to a specific Pubco Option outstanding as of the Exercise Calculation Date, the aggregate number of shares of Pubco Common Stock underlying, relating to or otherwise issuable with respect to such Pubco Option.

“Pubco Options” means an option to purchase shares of Pubco Common Stock, including Pubco Warrants, and any other securities, rights or instruments of Pubco that are or could be convertible or exchangeable for Pubco Common Stock or otherwise could result in the issuance of Pubco Common Stock (whether or not upon the occurrence of any trigger or event, the satisfaction of any condition or consideration or otherwise, including with respect to the passage of time, that may otherwise be required with respect thereto), but which are issuable upon payment of an exercise price, whether cashless or otherwise (or similar mechanic).

“Pubco Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Pubco.

“Pubco Preferred Stock” means the Preferred Stock par value $0.0001 per share, of Pubco.

“Pubco RSUs” means a restricted stock unit award of Pubco.

“Pubco SEC Documents” means all forms, reports, statements, schedules and other documents filed by Pubco with, or furnished by Pubco to, the SEC.

“Pubco Signing Cash Amount” means the sum of (a) the amount equal to the cash, cash equivalents, marketable securities and short-term investments held by or on behalf of Pubco as of the execution of this Agreement, including (i) all cash on hand or otherwise in the possession of Pubco, (ii) money, currency or a credit balance in a deposit account at a financial institution, net of uncleared checks outstanding, plus processed credit card transactions for cash not yet received, (iii) checks, drafts and other similar instruments in transit that have been received by, but not yet been credited or deposited into the bank accounts of, Pubco, and (iv) all cash received from the Investment but minus, as of the execution of this Agreement, (b) (i) cash and cash equivalents that are restricted because they are subject to restrictions on distribution imposed by operation of Law or Contract (which, for the avoidance of doubt, shall not include any Tax or other charge payable as a result of repatriation of cash from a non-U.S. jurisdiction), (ii) cash held in escrow or as security deposits and (iii) Pubco’s good faith estimate of the Pubco Transaction Expenses.

“Pubco Stockholders” means the holders of Pubco Capital Stock.

“Pubco Transaction Expenses” means any unpaid out-of-pocket fees and expenses payable by any of the Pubco Entities as of the Effective Time in connection with the authorization, planning, structuring, preparation, drafting, negotiation, execution and performance of this Agreement, the Ancillary Agreements and the Transactions, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of Pubco’s financial advisors, investment banks, data room administrators, attorneys, accountants, proxy solicitation firm and other advisors and service providers (which shall not include the Investor), (b) Pubco’s printing and mailing costs related to the prospectus/proxy statement, (c) transfer Taxes payable by Pubco in connection with the Transaction, (d) all bonuses or change in control payments, severance obligations or other compensatory amounts owed by Pubco to Pubco’s directors, employees and/or consultants, in each case, whose employment has been terminated by Pubco prior to and in connection with the Transactions that are unpaid as of the Closing and the employer portion of any related payroll taxes with respect thereto (including for the avoidance of doubt, all employer Taxes (but not including any Taxes withheld on behalf of employees in respect thereof and for which shares of Company Class A Common Stock are withheld on behalf of such employees in accordance with Section 3.04(a) or 3.04(b)) related to the issuance of Company Class A Common Stock in settlement of the Pubco Options and Pubco RSUs that are outstanding prior to the Closing in accordance with Section 3.04(a) and 3.04(b)), (e) Pubco’s premium and any related expenses of obtaining the Run-Off Policy and (f) any and all filing fees payable by any of the Pubco Entities to Governmental Authorities in connection with the Transactions.

“Pubco Triggering Event” shall be deemed to have occurred if: (a) the Pubco Board shall have made a Pubco Board Adverse Recommendation Change; (b) Pubco shall have entered into any letter of intent or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 7.02(a)); or (c) Pubco shall have materially breached the provisions set forth in Section 7.02(a) of the Agreement.

“Pubco Warrants” means a warrant entitling the holder to purchase shares of Pubco Common Stock.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon, from, or migrating through of Hazardous Materials, within or into, the air or any soil, sediment, subsurface strata, surface water or groundwater, natural resources or structure.

“Remedial Action” means any action required to investigate, clean up, remove or remediate, or conduct remedial, responsive, monitoring or corrective actions with respect to, any presence or Release of Hazardous Materials.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, agents and advisors.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means any computer programs (whether in source code, object code or other form, and including software-as-a-service), algorithms, databases, compilations and data technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing.

“Subsidiary” of any Person means any corporation, partnership, limited liability the Company or other organization, whether incorporated or unincorporated, the accounts of which would be consolidated with those of such Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, partnership, limited liability the Company or other organization, whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls more than 50% of the capital stock or other ownership interests, the holders of which are generally entitled to vote for the election of the board of directors or other similar governing body.

“Superior Offer” means an Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a material breach of Section 7.02(a); and (b) is on terms and conditions that the Pubco Board determines in good faith, after consultation with its outside legal counsel and outside financial advisor, is more favorable, from a financial point of view, to Pubco’s stockholders than the Acquisition Proposal reflected in this Agreement, taking into account the financial terms, the likelihood of consummation, the financing terms and other aspects thereof that the Pubco Board deems relevant, including any proposed changes to terms of the Acquisition Proposal reflected in this Agreement received by the Pubco Board in accordance with this Agreement;

provided, however, that any such Acquisition Proposal shall not be deemed a Superior Offer if any financing required to consummate the Acquisition Proposal is not fully committed or is subject to conditions that are not reasonably capable of being satisfied on a timely basis.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Tax Return” means any return, report, statement, refund, claim, election, disclosure, declaration, information report or return, statement, estimate or other document filed or required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Transactions” means, the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements.

“Willful Breach” means a material breach that is a consequence of an intentional act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would result in or constitute a breach of this Agreement.

Section 1.02 Other Defined Terms The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition
Additional Proposal	Section 7.01(c)
Adjournment Proposal	Section 7.01(c)
Antminers	Section 4.16(c)
Book-Entry Shares	Section 3.03(a)
Certificate of Merger	Section 2.03
Certificates	Section 3.01(a)
Closing	Section 2.02
Company	Preamble
Company Board	Recitals
Company Data Room	Section 1.03(a)(vi)
Company Financial Statements	Section 4.07
Company Material Contracts	Section 4.19(a)
Confidentiality Agreement	Section 7.04
Copyrights	Section 1.01
Effective Time	Section 2.03
ERISA	Section 4.17(c)
Exchange Agent	Section 3.03(a)
Exchange Fund	Section 3.03(a)
Fractional Share Consideration	Section 3.01(a)
Intended Tax Treatment	Recitals
Investment	Recitals
Investor	Recitals
IT Systems and Data	Section 4.15(d)
Marks	Section 1.01
Merger	Section 2.01
Merger Sub	Preamble
NASDAQ Listing Application	Section 7.08(b)
Patents	Section 1.01
PCBs	Section 4.20
PNO	Section 4.06
Pre-Closing Period	Section 7.02(a)

Proposals	Section 7.01(c)
Pubco	Preamble
Pubco Board	Recitals
Pubco Board Adverse Recommendation Change	Section 7.01(e)
Pubco Board Recommendation	Section 5.02(c)
Pubco Employees	Section 7.17(a)
Pubco Intervening Event Notice Period	Section 7.01(f)
Pubco Material Contracts	Section 5.16(a)
Pubco Notice Period	Section 7.01(e)
Pubco SEC Filings	Section 5.06(a)
Pubco Stockholder Approval	Section 5.02(b)
Pubco Stockholder Support Agreement	Recitals
Resale Registration Statement	Section 7.16
Run-Off Policy	Section 7.05(b)
Shares	Section 3.01(a)
Special Meeting	Section 5.02(b)
Surviving Corporation	Section 2.01
Transaction Proposal	Section 7.01(c)
Termination Date	Section 9.01(a)
Terminating Company Breach	Section 9.01(f)
Terminating Pubco Breach	Section 9.01(e)
Termination Fee	Section 9.03(b)
Trade Secrets	Section 1.01
Transaction Proposal	Section 7.01(c)
Wallets	Section 4.15(e)
Written Consent	Recitals

Section 1.03 Interpretation and Rules of Construction.

(a) In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(i) when a reference is made in this Agreement to an Article, Section or exhibit, such reference is to an Article or Section of, or an exhibit to, this Agreement;

(ii) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(iv) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(v) all terms defined in this Agreement have the defined meanings when used in any certificate or other document delivered or made available pursuant hereto, unless otherwise defined therein;

(vi) where used with respect to information, the phrases “delivered” or “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives, including, (A) in the case of “made available” to Pubco, material that has been posted in a “data room” (virtual or otherwise) established by or on behalf of the Company (the “Company Data Room”) and (B) in the case of “made available” to the Company or Merger Sub, material that has been posted in a “data room” (virtual or otherwise) established by or on behalf of Pubco, in the case of each of clause (A) and (B), not later than two Business Days prior to the date of this Agreement;

(vii) references to “day” or “days” are to calendar days;

(viii) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(ix) references to a Person are also to its successors and permitted assigns;

(x) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day;

(xi) references to sums of money are expressed in lawful currency of the United States of America, and “$” refers to U.S. dollars;

(xii) references to any “statute” or “regulation” are to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of any statute, include any rules and regulations promulgated under such statute) and to any “section of any statute or regulation” include any successor to such section;

(xiii) the word “or” shall not be exclusive; and

(xiv) reference in this Agreement to any time shall be to Eastern Time unless otherwise expressly provided herein.

(b) Notwithstanding anything to the contrary contained in the Disclosure Letters, in this Agreement or in the Ancillary Agreements, the information and disclosures contained in any Section of a Disclosure Letter shall be deemed to be disclosed and incorporated by reference in each other Section of such Disclosure Letter as though fully set forth in such other Section to the extent the relevance of such information to such other Section is reasonably apparent on the face of such disclosure notwithstanding the omission of a reference or a cross-reference with respect thereto and notwithstanding any reference to a Section of such Disclosure Letter in this Agreement. Certain items and matters are listed in the Disclosure Letters for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in a Disclosure Letter be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants and agreements contained in this Agreement. No reference to, or disclosure of, any item or matter in any Section of this Agreement or any Section of a Disclosure Letter shall be construed as an admission or indication that such item or matter is material or that such item or matter is required to be referred to or disclosed in this Agreement or in such Disclosure Letter. Without limiting the foregoing, no reference to, or disclosure of, a possible breach or violation of any Contract, Law or Governmental Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

ARTICLE II

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the satisfaction or written waiver (where permissible under applicable Law) of the conditions set forth in ARTICLE VIII, and in accordance with the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into Pubco (the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and Pubco shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.02 Closing. The closing (the “Closing”) of the Transactions shall take place on the second (2nd) Business Day (unless another date is agreed to in writing by the Company and Pubco) following the satisfaction or written waiver (where permissible under applicable Law) of the conditions set forth in ARTICLE VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or written waiver (where permissible under applicable Law) of those conditions at the Closing). The Closing shall take place remotely by electronic exchange of executed documents and signatures via e-mail or facsimile, or such other place as the parties shall agree.

Section 2.03 Effective Time. On the terms and subject to the conditions of this Agreement, at the Closing, the applicable parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the “Effective Time”). At the Effective Time, the effects of the Merger shall be as provided in the applicable provisions of the DGCL.

Section 2.04 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) At the Effective Time, the certificate of incorporation of Pubco shall be amended and restated in its entirety to read as set forth in Exhibit B and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until hereafter amended as provided therein and in accordance with appliable Law and consistent with the obligations set forth in Section 7.05.

(b) At the Effective Time, by virtue of the Merger, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation and, as so amended, shall be the bylaws of the Surviving Corporation until hereafter amended as provided therein and in accordance with appliable Law and consistent with the obligations set forth in Section 7.05.

(c) The Persons constituting the directors and officers of Merger Sub prior to the Effective Time shall be the directors and officers of the Surviving Corporation (and holding the same titles as held at the Company) until the earlier of their resignation or removal or until their respective successors are duly elected or appointed. The directors and officers of Pubco immediately prior to the Effective Time shall be removed from their respective positions or tender their resignations, in each case effective as of the Effective Time.

ARTICLE III

EFFECT OF THE TRANSACTIONS

Section 3.01 Effect on Capital Stock.

(a) Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Pubco, Merger Sub, the Company or their respective stockholders, each share of Pubco Capital Stock issued and outstanding immediately prior to the Effective Time (each such share of Pubco Capital Stock a “Share” and collectively, the “Shares”) shall be canceled and converted into the right to receive the Per Share Merger Consideration, and each holder of certificates (“Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Shares shall thereafter cease to have any rights with respect thereto except the right to receive the Per Share Merger Consideration, in each case to be issued or paid, without interest, in consideration therefor. No fractional shares of Company Class A Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any Pubco Stockholder who would otherwise be entitled to receive a fraction of a share of Company Class A Common Stock (after aggregating all fractional shares of Company Class A Common Stock issuable to such holder) shall, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the quotient of (x) the Pubco Closing Price divided by (y) the Exchange Ratio (such product, the “Fractional Share Consideration”). On the Business Day immediately preceding the Closing Date the parties shall calculate and publicly announce the Exchange Ratio.

(b) Cancellation of Certain Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Pubco, Merger Sub, the Company or their respective stockholders, each Share held in the treasury of Pubco shall automatically be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c) Capital Stock of Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of Pubco, Merger Sub, the Company or their respective stockholders, each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(d) No Withholding. Provided a holder of shares of Pubco Capital Stock satisfies any applicable certification requirements contained in the letter of transmittal, all payments under Section 3.01 shall be made without deduction or withholding for any Tax.

(e) Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Capital Stock, or securities convertible or exchangeable into or exercisable for shares of Company Capital Stock, or (ii) the number of shares of Pubco Capital Stock, or securities convertible or exchangeable into or exercisable for shares of Pubco Capital Stock, in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or similar, the Merger Consideration shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration. For the avoidance of doubt, no adjustment shall be made if shares of Company Capital Stock are issued or sold (x) to any Person in compliance with the terms of this Agreement, (y) upon the exercise or conversion of any outstanding option, warrant or other convertible interest of the Company, or (z) the conversion of the Company Preferred Stock into shares of Company Class B Common Stock.

Section 3.02 Stock Transfer Books. From and after the Effective Time, the stock transfer books of Pubco shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of Pubco. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Pubco Capital Stock except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

Section 3.03 Exchange Procedures.

(a) Prior to the Effective Time, the Company shall designate Computershare Investor Services, LLC (the “Exchange Agent”) to act as the exchange agent in connection with the Merger. Immediately prior to the Effective Time, the Company shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of the Company Class A Common Stock issuable pursuant to Section 3.01 and Section 3.04 in book-entry form equal to the Merger Consideration (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate Fractional Share Consideration (such evidence of book-entry shares of Company Class A Common Stock and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Pubco Capital Stock. In the event the Exchange Fund shall be insufficient to pay the aggregate Fractional Share Consideration, the Company shall promptly deposit, or cause to be promptly deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Company shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration, including payment of the Fractional Share Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Agent shall obtain no rights or interests in any Certificates or Book-Entry Shares.

(b) Promptly after the Effective Time, the Company shall, and shall cause the Surviving Corporation to, cause the Exchange Agent to mail to each holder of record of shares of Pubco Capital Stock whose shares of Pubco Capital Stock were converted into the right to receive the Merger Consideration (i) a letter of transmittal in customary form and reasonably acceptable to each of the Company and Pubco, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) or transfer of the Book-Entry Shares to the Exchange Agent and (ii) instructions for effecting the surrender of the Certificates or transfer of the Book-Entry Shares in exchange for payment of the Merger Consideration issuable and payable in respect of such shares of Pubco Capital Stock pursuant Section 3.01, including any amount payable in respect of Fractional Share Consideration.

(c) Upon (A) surrender to the Exchange Agent of a Certificate, together with such letter of transmittal properly completed and validly executed in accordance with the instructions thereto, or (B) receipt by the Exchange Agent of an “agent’s message” in the case of Book-Entry Shares and, in each case, such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and the Exchange Agent shall, and the Company shall cause the Exchange Agent to, issue and pay promptly to such holder, the applicable Merger Consideration pursuant to Section 3.01, including any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.01.

(d) In the event of a transfer of ownership of shares of Pubco Capital Stock that is not registered in the transfer or stock records of Pubco, any cash to be paid upon, or shares of Company Class A Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Pubco Capital Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 3.03, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 3.01, including any amount payable in respect of Fractional Share Consideration.

(e) No dividends or other distributions with respect to Company Class A Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share of Pubco Common Stock, and all such dividends and other distributions shall be paid by the Company to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share of Pubco Common Stock in accordance with this Agreement. Following surrender of any such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Company Class A Stock to which such holder is entitled and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Company Class A Common Stock.

(f) Any portion of the Exchange Fund that remains undistributed to holders of Certificates as of the date that is 180 days after the Closing Date shall be delivered to the Company upon demand, and any holder of such Certificates who have not theretofore surrendered stock certificates representing the Pubco Capital Stock held by such holder in accordance with this Section 3.03 shall thereafter look only to the Company for satisfaction of their claims for Company Class A Common Stock, cash in lieu of fractional shares of Company Class A Common Stock and any dividends or distributions with respect to shares of Company Class A Common Stock.

(g) No party to this Agreement shall be liable to any Pubco Stockholder or to any other Person with respect to any shares of Company Class A Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Law.

Section 3.04 Pubco Equity Awards.

(a) Pubco Options. Prior to the Closing, the Pubco Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each unexpired and unexercised Pubco Option, whether vested or unvested, shall be accelerated in full to permit settlement thereof effective as of immediately prior to the Effective Time. Effective as of immediately prior to the Effective Time, each outstanding Pubco Option shall be accelerated in full to permit settlement thereof and, in exchange therefor, each former holder of Pubco Options shall be entitled to receive, at such former holder’s election, that number of whole shares of Company Class A Common Stock in respect of each Pubco Option so held by such holder equal to: (x) if, at least five (5) Business Days prior to the anticipated Closing Date, such holder elects to satisfy the aggregate withholding tax amount arising as a result of the vesting and settlement of such Pubco Option with cash and deposits with Pubco such cash as required by Pubco, the product of (i) the Exchange Ratio multiplied by (ii) the Pubco Option FDS Shares with respect to such Pubco Option, or (y) if no such election to satisfy the aggregate withholding tax amount arising as a result of the vesting and settlement of such Pubco Option with cash is made or no such cash is deposited with Pubco, the product of (i) the Exchange Ratio multiplied by (ii) the Pubco Net Exercise Option Shares with respect to such Pubco Option. For the avoidance of doubt, no holder of a Pubco Option shall be permitted to receive Company Class A Common Stock pursuant to this Section 3.04 with respect to such Pubco Option if such holder has also received Per Share Merger Consideration and/or Fractional Share Consideration pursuant to Section 3.01 with respect to outstanding Pubco Common Stock that was issued pursuant to such Pubco Option. Any such holder who would otherwise be entitled to receive a fraction of a share of Company Class A Common Stock pursuant to the foregoing (after aggregating all fractional shares of Company Class A Common Stock issuable to such holder with respect to Pubco Options) shall, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Fractional Share Consideration. Pubco shall not permit or allow the issuance of Pubco Common Stock pursuant to a Pubco Option on and after the Exercise Calculation Date.

(b) Pubco Award. Prior to the Closing, the Pubco Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each outstanding Pubco Award shall be accelerated in full to permit settlement thereof effective as of immediately prior to the Effective Time. Effective as of immediately prior to the Effective Time, each outstanding Pubco Award shall be accelerated in full to permit settlement thereof and, in exchange therefor, each former holder of any such Pubco Award shall be entitled to receive, at such holder’s election, that number of whole shares of Company Class A Common Stock in respect to each Pubco Award so held by such holder equal to: (x) if, at least five (5) Business Days prior to the anticipated Closing Date, such holder elects to satisfy the aggregate withholding tax amount arising as a result of the vesting and settlement of such Pubco Award with cash and deposits with Pubco such cash as required by Pubco, the product of (i) the Exchange Ratio multiplied by (ii) the Pubco Award Shares with respect to such Pubco Award, or (y) if no such election to satisfy the aggregate withholding tax amount arising as a result of the vesting and settlement of such Pubco Award with cash is made or no such cash is deposited with Pubco, the product of (i) the Exchange Ratio multiplied by (ii) the Pubco Net Exercise Award Shares with respect to such Pubco Award. For the avoidance of doubt, no holder of a Pubco Award shall be permitted to receive Company Class A Common Stock pursuant to this Section 3.04 with respect to such Pubco Award if such holder has also received Per Share Merger Consideration and/or Fractional Share Consideration pursuant to Section 3.01 with respect to outstanding Pubco Common Stock that was issued pursuant to such Pubco Award. Any such holder who would otherwise be entitled to receive a fraction of a share of Company Class A Common Stock pursuant to the foregoing (after aggregating all fractional shares of Company Class A Common Stock issuable to such holder with respect to Pubco Awards) shall, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Fractional Share Consideration. Pubco shall not permit or allow the issuance of Pubco Common Stock pursuant to a Pubco Award on and after the Exercise Calculation Date.

(c) Prior to the Closing, Pubco shall take all actions that may be necessary to effectuate the provisions of this Section 3.04.

(d) The Company shall cause the Exchange Agent (i) to issue shares of Company Class A Common Stock issuable pursuant to this Section 3.04 in book-entry form to the holders of Pubco Options and Pubco RSUs and (ii) to pay to such holders any amount payable in respect of Fractional Share Consideration.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND MERGER SUB

Except as otherwise disclosed or identified in the Company Disclosure Letter, the Company and Merger Sub hereby represent and warrant to Pubco as follows:

Section 4.01 Organization and Qualification.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as now being conducted. The Company has the necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The Company is duly licensed or qualified and in good standing (or equivalent status as applicable)

in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be licensed or qualified or in good standing (or equivalent status as applicable), except where the failure to be so licensed or qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and prior to the Closing Date will have engaged in no other business activities. The copies of the certificate of incorporation and bylaws of Merger Sub that were previously furnished or made available to Pubco are true, complete and correct copies of such documents as in effect on the date of this Agreement.

Section 4.02 Due Authorization.

(a) Each of the Company and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party. Each of the Company and Merger Sub has all requisite corporate power and authority to perform its respective obligations under this Agreement and each Ancillary Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which they are a party by each of the Company and Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized by all requisite action, including, in the case of Merger Sub, the Written Consent, and no other corporate or equivalent proceeding on the part of the Company or Merger Sub is necessary to authorize this Agreement or the Ancillary Agreements or the Company’s or Merger Sub’s performance hereunder or thereunder. This Agreement and each Ancillary Agreement has been or will be, duly and validly executed and delivered by each of the Company and Merger Sub and, assuming due authorization and execution by each other parties hereto and thereto, this Agreement constitutes, and each such Ancillary Agreement will constitute, a legal, valid and binding obligation of each of the Company and Merger Sub, enforceable against each of the Company and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The Company Board and the board of directors of Merger Sub, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has approved, as applicable, this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger and the issuance of the Company Class A Common Stock to the Pubco Stockholders. The Company has delivered to Pubco a true and complete copy of the Written Consent.

Section 4.03 Capitalization.

(a) As of the date hereof, the authorized share capital of the Company consists of 500,000,000 shares of Company Common Stock (of which 400,000,000 shares are designated as Company Class A Common Stock, 100,000,000 shares are designated as Company Class B Common Stock) and 20,000,000 shares of Company Preferred Stock, of which 28,320,000 shares of Company Class B Common Stock, no shares of Company Class A Common Stock and 1,620,000 shares of Company Preferred Stock are issued and outstanding. As of the date hereof, no shares of Company Common Stock or Company Preferred Stock are being held by the Company in its treasury. Upon the effectiveness of the Resale Registration Statement (or a similar registration statement that registers for resale the shares of Company Class B Common Stock issuable upon the conversion of the Company Preferred Stock), the outstanding shares of Company Preferred Stock will be converted into shares of Company Class B Common Stock on a one-for-one basis.

(b) Except as set forth in Section 4.03(a) or pursuant to the Pubco Omnibus Incentive Plan, as of the date hereof, there are no other shares of Company Capital Stock or other equity interests of the Company authorized, reserved, issued or outstanding.

(c) (i) As of the date hereof, there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character (A) relating to the issued or unissued capital stock of the Company; (B) obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company; (C) obligating the Company to issue, grant, extend or enter into any such option, warrant, right, agreement, arrangement or commitment; or (D) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of shares of Company Capital Stock; and (ii) there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, the Company or any other Person. All outstanding shares of Company Capital Stock are, and all such shares of Company Class A Common Stock that may be issued prior to the Effective Time in accordance with the terms of this Agreement will be when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any applicable Contracts or any provision of the certificate of incorporation or bylaws of the Company and were or will have been issued in compliance in all material respects with applicable Law.

(d) There are no issued and outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which the Company Stockholders are entitled to vote. The Company is not a party to any Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of, any share of Company Capital Stock.

(e) The shares of Company Class A Common Stock to be issued by the Company in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of the Company and will effectively vest in the Pubco Stockholders title to all such securities, free and clear of all Encumbrances (other than Encumbrances arising pursuant to applicable securities Laws).

(f) The authorized share capital of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding and beneficially held (and held of record) by the Company.

(g) The copies of the certificate of incorporation and bylaws of the Company that were previously furnished or made available to Pubco are true, complete and correct copies of such documents as in effect on the date of this Agreement.

Section 4.04 Company Subsidiaries.

(a) Each Company Subsidiary has been duly formed or organized, is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. Each of the Company Subsidiaries is duly licensed or qualified and in good standing (or equivalent status as applicable) as a foreign corporation (or other entity, if applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be licensed or qualified or in good standing (or equivalent status as applicable), except where the failure to be so licensed or qualified, individually or in the aggregate, has not had and would not be expected to have a Company Material Adverse Effect.

(b) (i) the Company owns, directly or indirectly, all equity interests in the Company Subsidiaries in the manner set forth on Section 4.04(b) of the Company Disclosure Letter, in each case, free and clear of all Encumbrances other than restrictions imposed by applicable securities Laws; (ii) all equity interests in the Company Subsidiaries have been duly authorized, validly issued, fully paid and non-assessable; and (iii) there are no outstanding options, warrants, convertible debt, other convertible instruments or other rights, agreements, preemptive rights, subscription rights, or similar rights, or arrangements or commitments of any character (A) relating to the equity interests in the Company Subsidiaries or (B) obligating any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, convertible debt, other convertible instrument or other right, agreement, arrangement or commitment.

Section 4.05 No Conflict. Assuming that all consents, approvals, authorizations and other actions described herein or set forth on Section 4.05 of the Company Disclosure Letter have been obtained, all filings and notifications listed in Section 4.06 below or on Section 4.06 of the Company Disclosure Letter have been made, any applicable waiting period has expired or been terminated under applicable antitrust Laws, and except as may result from any facts or circumstances relating solely to Pubco or its Affiliates, the execution, delivery and performance by each of the Company and Merger Sub of this Agreement and each Ancillary Agreement to which it is a party does not and will not, as applicable: (i) violate, conflict with, or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of the Company or any of the Company Subsidiaries; (ii) conflict with or violate any Law or Governmental Order applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets; (iii) conflict with, result in any breach of, constitute a default (or an event that, with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation under any Company Material Contract to which the Company or any of the Company Subsidiaries is a party or by which any of their respective material properties or assets is bound; or (iv) (A) result in the creation or the imposition of any Encumbrance (other than a Permitted Encumbrance) upon any of the properties, equity interests or assets of the Company or the Company Subsidiaries or (B) result in the cancellation, modification, revocation or suspension of any material license or permit, authorization or approval issued or granted by any Governmental Authority in respect of the Company or the Company Subsidiaries or any of their respective properties or assets, except, in the case of clauses (ii) – (iv) of this Section 4.05, as would not materially and adversely affect the ability of the Company or Merger Sub to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements and that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.06 Governmental Consents and Approvals. The execution, delivery and performance by the Company and Merger Sub of this Agreement and the Ancillary Agreements does not require any consent, approval, authorization or other order or declaration of, action by, filing with or notification to, any Governmental Authority, other than: (a) compliance with, and filings and clearances, consents, approvals or authorizations under, any other applicable antitrust, competition, merger control or foreign investment Laws; (b) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware; and (c) any license, consent, approval, authorization, permit, privilege or other order or declaration of, action by, filing with or notification to, any Governmental Authority, the absence of which would not prevent or materially delay the consummation by the Company or Merger Sub of the transactions contemplated by this Agreement or the Ancillary Agreements and that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The annual net sales and total assets (as such terms are defined in 16 C.F.R. § 801.11 and are interpreted by the Premerger Notification Office of the United States Federal Trade Commission (“PNO”)) of the Company’s ultimate parent entity (as such term is defined in 16 C.F.R. § 801.1(a)(3) and is interpreted by the PNO) are below $184.0 million.

Section 4.07 Financial Information. Attached as Section 4.07 to the Company Disclosure Letter are the unaudited consolidated balance sheets of the Company Entities as of December 31, 2020 and December 31, 2019 and the unaudited consolidated statement of operations, statements of comprehensive loss, statements of stockholders’ equity and statements of cash flows of the Company Entities for the years ended December 30, 2020 and December 31, 2019 together with the auditor’s reports thereon (the “Company Financial Statements”). The Company Financial Statements (i) present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Company Entities as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except for the absence of footnotes and other presentation items and normal year-end adjustments) and (ii) were derived from, and accurately reflect in all material respects, the books and records of the Company Entities. There are no audited financial statements (including any audited consolidated balance sheets, income (loss) statements, statements of comprehensive income (loss), changes in equity and cash flows) for the Company Entities with respect to the years ended December 31, 2020 and December 31, 2019.

Section 4.08 Internal Controls. The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to property is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.09 Absence of Changes. Since December 31, 2020, (a) there has not occurred any Company Material Adverse Effect and (b) except as contemplated by or permitted under this Agreement and the Ancillary Agreements, the Company Entities have conducted their respective businesses in the ordinary course of business consistent with past practice in all material respects.

Section 4.10 Undisclosed Liabilities. There is no liability, debt or obligation of the Company or the Company Subsidiaries of any kind except for liabilities and obligations (a) reflected or reserved for on the Company Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Company Financial Statements in the ordinary course of business consistent with past practice of the Company Entities, (c) disclosed in the Company Disclosure Letter, (d) arising under this Agreement or as a result of the performance by the Company of its obligations hereunder or thereunder, or (e) that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11 Litigation. There is no Action by or against the Company or any Company Subsidiary pending or, to the Knowledge of the Company, threatened by or before any Governmental Authority against the Company or any Company Subsidiary that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 4.12 Information Supplied. None of the information provided in writing by the Company or its Subsidiaries specifically for inclusion or incorporation by reference in (i) the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement/prospectus will, on the date it is first mailed to Pubco’s stockholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case after taking into account any amendments and supplements to correct any untrue statements or omissions. The proxy statement/prospectus and the Form S-4 Registration Statement (solely with respect to the portion thereof based on information supplied by the Company for inclusion or incorporation by reference therein, but excluding any portion thereof based on information supplied by Pubco for inclusion or incorporation by reference therein, with respect to which no representation is made by the Company or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement and the Ancillary Agreements will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable.

Section 4.13 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, the Company Entities are, and since December 31, 2018 have been, in compliance with all applicable Laws. Neither the Company nor any Company Subsidiary has received any written notice from any Governmental Authority violation of any applicable Law by the Company or any Company Subsidiary at any time since December 31, 2018, which violation would, individually or in the aggregate, reasonably be expected to be material to the Company Entities, taken as a whole.

(b) Since December 31, 2018, and except where the failure to be, or to have been, in compliance with such Laws, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company Entities, taken as a whole, (i) there has been no action taken by the Company, the Company Subsidiaries, or, to the Knowledge of the Company, any officer, director, manager, employee, agent or Representative of the Company or the Company Subsidiaries, in each case, acting on behalf of the Company or the Company Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither the Company nor any of the Company Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither the Company nor any of the Company Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither Company nor any of the Company Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

Section 4.14 Licenses; Permits. The Company has all franchises, permits, licenses and any similar authorization necessary for the conduct of its business as currently conducted, except as would not reasonably be expected to result in a Company Material Adverse Effect. The Company is not in default in any material respect under any such franchises, permits, licenses or other similar authorization.

Section 4.15 Intellectual Property; IT; Data Security.

(a) The Company owns or possesses or has the right to use all Company Intellectual Property without any known infringement or other violation of, the Intellectual Property rights of any Person. To the Knowledge of the Company, no product or service marketed or sold (or proposed to be marketed or sold) by the Company infringes, misappropriates or otherwise violates any Intellectual Property rights of any other Person. The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company’s business. Other than with respect to commercially available Software under standard end-user license agreements and non-exclusive licenses of Intellectual Property granted or received in the ordinary course of business consistent with past practice, there are no outstanding options, licenses, agreements, claims, Encumbrances (other than Permitted Encumbrances) or shared ownership interests of any kind relating to the Company Intellectual Property. The Company has not received any written communications alleging that the Company has infringed, misappropriated or otherwise violated, or by conducting its business, would infringe, misappropriate or otherwise violate any Intellectual Property of any other Person. Section 4.15(a) of the Company Disclosure Letter lists all patents, patent applications, registered trademarks, trademark applications, service marks, service mark applications, and all registered copyrights that are Company Owned Intellectual Property, and all material licenses of Intellectual Property owned by any Person granted to the Company (excluding licenses of commercially available Software under standard end-user license agreements) to and under any of the foregoing, in each case owned by the Company.

(b) The Company has taken commercially reasonable efforts to maintain the confidentiality of all material trade secrets and other material confidential information of the Company and any confidential information owned by any Person to whom the Company has a written confidentiality obligation.

(c) The consummation of the transactions contemplated herein will not result in the loss or impairment of the Company’s rights to own or use any material Company Intellectual Property.

(d) (i) To the Knowledge of the Company, there has been no security breach or other compromise of any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) which, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect and (ii) the Company has not been notified of, and has no Knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data which, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect.

(e) The Company and its Subsidiaries deposit all of their crypto assets, including any Bitcoin mined, in digital wallets held or operated by the Company or its Subsidiaries (the “Wallets”). There are no Encumbrances on, or rights of any Person to, the Wallets or the crypto assets contained in such Wallets. The Company and its Subsidiaries have taken commercially reasonable steps to protect the Wallets and crypto assets, including by adopting security protocols to prevent, detect and mitigate inappropriate or unauthorized access to the Wallets and crypto assets.

Section 4.16 Real Property; Other Property.

(a) The Company and its Subsidiaries own, lease or otherwise have a valid right to use, all real property that is material to its business, good and marketable title in fee simple to all real property owned by them that is material to its business and good and marketable title in all personal property and equipment owned by them that is material to its business, in each case free and clear of all Encumbrances, except for Permitted Encumbrances. Any real property and facilities held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and its Subsidiaries are in compliance in all material respects. None of the Company or any of its Subsidiaries has received written notice of any proposed condemnation proceeding and, to the Knowledge of the Company, there is no condemnation proceeding threatened with respect to any of its property or facilities.

(b) Except as would not be material to the Company and its Subsidiaries taken as whole, the Company and its Subsidiaries maintain insurance with insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate, and all material insurance policies maintained by or for the benefit of the Company or any of its Subsidiaries are in full force and effect.

(c) All Bitcoin antminers owned or leased by the Company and its Subsidiaries (“Antminers”) are owned or rightfully possessed by, operated by and under the control of the Company and its Subsidiaries. There has been no failure, breakdown or continued substandard performance of any Antminers that has caused a material disruption or interruption in or to the use of the Antminers or the related operation of the business of the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Antminers are maintained and in good working condition to perform all computing, information technology and data processing operations necessary for the operations of the Company and its Subsidiaries. The Company and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to: (a) protect the Antminers from contaminants, hacks and other malicious external or internal threats; (b) ensure continuity of operations with adequate energy supply and minimal uptime required; and (c) provide for the remote-site back-up of data and information critical to the Company and its Subsidiaries to avoid disruption or interruption to the business of the Company and its Subsidiaries. The Company and its Subsidiaries have in place commercially reasonable disaster recovery and business continuity plans and procedures.

(d) The Company Intellectual Property and real and personal property, including the Antminers, owned by the Company and its Subsidiaries, and the rights granted to the Company and its Subsidiaries under any inbound license agreements for the Antminers or any software required to operate the Antminers for the Bitcoin mining business constitute all the assets (i) used in the operation of the Bitcoin mining business of the Company and its Subsidiaries, and (ii) necessary to enable the Company and its Subsidiaries to operate the Bitcoin mining business after the Closing Date in substantially the same manner as such Bitcoin mining business is currently conducted and proposed to be conducted.

Section 4.17 Employee Benefit and Labor Matters.

(a) To the Company’s Knowledge, no executive-level employee intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as an employee. The Company does not have a present intention to terminate the employment of any of the foregoing. The employment of each employee of the Company is terminable at the will of the Company. Except as set forth in Section 4.17(a) of the Company Disclosure Letter or as required by Law, upon termination of the employment of any such employees, no severance or other payments will become due. Except as set forth in Section 4.17(a) of the Company Disclosure Letter, the Company has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(b) Section 4.17(b) of the Company Disclosure Letter sets forth a list of all employees of the Company, including for each employee the title, employing entity, current base salary or hourly wage rate, and status (as exempt or non-exempt, full-time or part-time, and/or active or a description of leave. The Company has complied in all material respects with all employment laws applicable to employees and service providers of the Company.

(c) Section 4.17(c) of the Company Disclosure Letter sets forth each employee benefit plan maintained, established or sponsored by the Company, or which the Company participates in or contributes to, which is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and each other material bonus, commission, severance, equity, phantom equity, change in control, retention bonus, deferred compensation, paid time off, health and welfare, and/or fringe benefit plan, program, agreement, or arrangement sponsored, maintained, or contributed to by the Company. The Company has made all required contributions and has no liability to any such employee benefit plan, other than liability for health plan continuation coverage described in Part 6 of Title I(B) of ERISA, and has complied in all material respects with all applicable laws for any such employee benefit plan.

(d) The Company and its Affiliates do not maintain, sponsor, or contribute to any “multiemployer plan,” as defined in Section 3(37) of ERISA, any “multiple employer plan” as defined in Section 413 of the Code, any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, any “defined benefit pension plan” as defined in Section 3(35) of ERISA, or any plan that provides medical insurance or life insurance benefits to terminated employees or retirees other than as required under Section 4980B of the Code.

(e) There is no action, claim, suit, proceeding, demand, investigation, or audit pending, or to the Company’s Knowledge, threatened, with respect to any employee benefit plan listed on Section 4.17(e) of the Company Disclosure Letter (except for routine claims for benefits) or that relates to the Company’s employment practices.

(f) The Company has not made any representations regarding equity incentives to any officer, employee, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings of (or actions taken by unanimous written consent by) the Company’s Board.

(g) The Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the Knowledge of the Company, has sought to represent any of the employees, representatives or agents of the Company. There is no strike or other labor dispute involving the Company pending, or to the Knowledge of the Company, threatened, nor is the Company aware of any labor organization activity involving its employees.

(h) Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby will result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (determined without regard to the exceptions set forth in Section 280G(b)(5) of the Code) to any employee, stockholder, or service provider of the Company or its Affiliates. The Company and its Affiliates are not a party to any plan, program, agreement, or arrangement that provides for a gross-up or reimbursement of Taxes imposed under Section 4999 or Section 409A of the Code.

Section 4.18 Taxes. There are no Taxes due and payable by the Company which have not been timely paid. There are no accrued and unpaid federal, state, country, local or foreign taxes of the Company which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. The Company has duly and timely filed all Tax Returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year. There are no Encumbrances for material Taxes, other than Permitted Encumbrances, upon any of the assets of the Company. To the Knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

Section 4.19 Material Contracts; Actions.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which any of them is bound (the “Company Material Contracts”):

(i) Contracts that involve obligations (contingent or otherwise) of or payment by, or payments to, the Company or any of its Subsidiaries in excess of $250,000;

(ii) Contracts for the license of any patent, copyright, trademark, trade secret or other proprietary right to or from the Company or any of its Subsidiaries that is material to the Company’s business, excluding (A) licenses of commercially available Software under standard end-user license agreements and (B) nonexclusive licenses of Intellectual Property granted to or by the Company or any of its Subsidiaries in the ordinary course of business;

(iii) Contracts related to the grant of exclusive rights to manufacture, produce, assemble, license, market, or sell the Company’s or any of its Subsidiary’s products to any other Person that limit the Company’s or any of its Subsidiary’s right to develop, manufacture, assemble, distribute, market or sell its products (other than non-solicitation provisions entered into in the ordinary course of business with employees of the Company or in connection with non-disclosure agreements);

(iv) Contracts that impose any material restriction on the right or ability of the Company or its Subsidiaries to compete with any other Person (or in any line of business, market or geographical areas);

(v) Contracts that relate to any acquisition or disposition of any material business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) or pursuant to which any earn-out or deferred or contingent payment obligations remain outstanding;

(vi) any indentures, credit agreement, loan agreement, letters of credit, guarantees or any instruments related to indebtedness for borrowed money; and

(vii) any other Contract or group of related Contracts with the same counterparty that, individually or in the aggregate, if terminated or subject to default by a party thereto, would have or would reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiary is in material breach of or default in any respect under the terms of any Company Material Contract and, to the Knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in material breach of or default in any respect under the terms of any Company Material Contract, and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Knowledge of the Company, prior to the date hereof through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a material breach of or default or result in the termination of or a right of termination or cancelation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any benefit under the terms of any Company Material Contract. Each Company Material Contract is in full force and effect and is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and of each other party thereto. There are no disputes pending or, to the Knowledge of the Company, threatened with respect to any Company Material Contract, and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Company Material Contract to terminate for default, convenience or otherwise, or not renew, any Company Material Contract, or otherwise materially change the quantity or quality of the nature of the business conducted under such Company Material Contract. The Company has made available to Pubco a true and complete copy of each Company Material Contract (including all modifications, amendments and waivers thereto).

(c) Since December 31, 2020, none of the Company or any of its Subsidiaries has (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $250,000 or in excess of $1,000,000 in the aggregate, (iii) made any loans or advances to any Person, other than ordinary advances for travel expenses, or (iv) sold, exchanged or otherwise disposed of any of its material assets or rights, other than the sale of its inventory in the ordinary course of business. For the purposes of (a) and (b) of this Section 4.19(c), all Indebtedness and Contracts involving the same Person (including Persons the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsection.

(d) The Company is not a guarantor or indemnitor of any Indebtedness of any other Person.

Section 4.20 Environmental Matters. Except as would not reasonably be expected to result in a Company Material Adverse Effect (a) the Company and each of its Subsidiaries is and at all times has been in compliance with all Environmental Laws, and there are no conditions that would require a capital expenditure to remain in or come into compliance with any Environmental Law; (b) the Company and each of its Subsidiaries holds and is in compliance with all Environmental Permits required for the operation of the Company’s business; (c) there has been no Release or, to the Knowledge of the Company, threatened Release, on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company or any of its Subsidiaries; (d) there have been no Hazardous Materials generated by the Company or any of its Subsidiaries that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “Superfund” site list or any other similar list of hazardous or toxic waste sites published by any governmental authority in the United States; (e) none of the Company or any of its Subsidiaries has received any request for information or comparable notice arising under Environmental Laws from a Governmental Authority regarding a property to which Hazardous Materials generated by the Company or any of its Subsidiaries have been transported for disposal; (f) none of the Company or any of its Subsidiaries is a party to, nor has it received written notice of, any pending or threatened Action arising under Environmental Laws, and to the Knowledge of the Company, there are no facts, circumstances or conditions that could reasonably be expected to form the basis of any such claim or demand; (g) there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company or any of its Subsidiaries, except for the storage of hazardous waste in compliance with Environmental Laws; (h) none of the Company or any of its Subsidiaries is a party to any material judgment, order, decree, settlement agreement, or similar arrangement imposing on it any liability or obligation, including the obligation to perform Remedial Action, under any applicable Environmental Laws that remain unfulfilled, and has not assumed, by contract or operation of law, the liabilities under Environmental Laws of any other Person; (i) the Company and each of its Subsidiaries has implemented and maintains policies and procedures reasonably designed to ensure compliance in all material respects with all applicable Environmental Laws; (j) none of the Company or any of its Subsidiaries has manufactured, processed, or disposed of poly- or perfluoroalkyl substances; (k) the Company has made available to Pubco true and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies and environmental studies or assessments related to, among other things, Releases, Remedial Actions, Hazardous Materials at properties presently or formerly owned or operated by the Company or any of its Subsidiaries, and third-party disposal sites.

Section 4.21 No Shareholder Rights Plan; No Antitakeover Law. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar domestic or foreign Law applies with respect to the Company or any of its Subsidiaries in connection with this Agreement, the Merger, the issuance of the Merger Consideration or any of the other transactions contemplated hereby. There is no stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound which will be triggered by the Transactions.

Section 4.22 Investment Company Act. Neither the Company nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 4.23 No Outside Reliance. Notwithstanding anything contained in this ARTICLE IV or any other provision hereof, the Company and its Affiliates and its and their respective Representatives, acknowledge and agree that the Company has made its own investigation of Pubco and that neither Pubco nor any of its Affiliates or any of their respective Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by Pubco in ARTICLE V or any certificate delivered in accordance with Section 8.03(a), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Pubco or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any financial projection, forecast, estimate, budget or prospect that may be contained or referred to in the Pubco Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by the Company or its Representatives) or reviewed by the Company pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to the Company or any of its Affiliates, agents or Representatives are not and will not be deemed to be representations or warranties of Pubco, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in ARTICLE V or any certificate delivered in accordance with Section 8.03(a). Except as otherwise expressly set forth in this Agreement, the Company understands and agrees that any assets, properties and business of the Pubco Entities are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in ARTICLE V or any certificate delivered in accordance with Section 8.03(a), with all faults and without any other representation or warranty of any nature whatsoever.

Section 4.24 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of the Company or any of its Subsidiaries, for which Pubco or any of its subsidiaries would be liable.

Section 4.25 No Additional Representations and Warranties. The representations and warranties made by the Company and Merger Sub in this ARTICLE IV are the exclusive representations and warranties made by the Company and Merger Sub. Except for the representations and warranties contained in this ARTICLE IV, neither the Company nor any of the Company Subsidiaries nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company or any of the Company Subsidiaries, to the accuracy or completeness of any information regarding the Company Entities available to the other parties or their respective Representatives and expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing, neither the Company nor any of the Company Subsidiaries nor any other Person makes or has made any representation or warranty to Pubco with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of the Company Subsidiaries or (b) any oral or, except for the representations and warranties made by the Company and Merger Sub in this ARTICLE IV, written information made available to Pubco in the course of their evaluation of the Company, the negotiation of this Agreement or in the course of the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PUBCO

Except as otherwise disclosed or identified in the Pubco Disclosure Letter or as disclosed in the Pubco SEC Documents publicly available as of the date of this Agreement (excluding statements in any “Forward-looking Statements” or “Risk Factors” sections), Pubco hereby represent and warrant to the Company and Merger Sub as follows:

Section 5.01 Organization and Qualification.

(a) Pubco is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The copies of the organizational documents of Pubco previously delivered by Pubco to the Company are true, correct and complete and are in effect as of the date of this Agreement. Pubco has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. Pubco is duly licensed or qualified and in good standing (or equivalent status as applicable) as a foreign corporation in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified, except where the failure to be so licensed or qualified, individually or in the aggregate, has not had or would not reasonably be expected to have a Pubco Material Adverse Effect.

Section 5.02 Due Authorization.

(a) Pubco has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and, upon receipt of Pubco Stockholder Approval, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party by Pubco and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of Pubco, except for the Pubco Stockholder Approval, and no other corporate proceeding on the part of Pubco is necessary to authorize this Agreement or the Ancillary Agreements or Pubco’s performance hereunder or thereunder. This Agreement and each Ancillary Agreement has been or will be, duly and validly executed and delivered by Pubco and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such Ancillary Agreement will constitute, a legal, valid and binding obligation of Pubco, enforceable against Pubco in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The affirmative vote of holders of a majority of the outstanding shares of Pubco Common Stock entitled to vote at a special meeting of the Pubco Stockholders (the “Special Meeting”) shall be required to adopt this Agreement (the “Pubco Stockholder Approval”).

(c) At a meeting duly called and held, the Pubco Board has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of Pubco and its stockholders; and (ii) resolved to recommend to Pubco Stockholders the adoption of this Agreement (the “Pubco Board Recommendation”).

Section 5.03 Capitalization.

(a) As of the close of business on March 18, 2021, without giving effect to the Investment, the authorized share capital of Pubco consists of (i) 50,000,000 shares of Pubco Common Stock, 19,679,924 of which are issued and outstanding, and (ii) 5,000,000 shares of Pubco Preferred Stock, none of which are issued and outstanding. As of the close of business on March 18, 2021, (w) 2,340,619 Pubco Options are issued and outstanding, (x) 130,507 Pubco RSUs are issued and outstanding, (y) no Pubco Warrants are issued and outstanding and (z) 482,914 shares of Pubco Capital Stock are being held by Pubco in its treasury. All of the issued and outstanding shares of Pubco Common Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. All shares of Pubco Common Stock issuable upon exercise, vesting or settlement, as applicable, of outstanding Pubco Options and Pubco RSUs have been duly authorized and, when issued, will have been validly issued, fully paid and nonassessable.

(b) There are no issued and outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which the Company Stockholders are entitled to vote. Pubco is not a party to any Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of, any share of Pubco Common Stock.

Section 5.04 No Conflict. Assuming that all consents, approvals, authorizations and other actions described herein or set forth on Section 5.04 of the Pubco Disclosure Letter have been obtained, all filings and notifications listed in Section 5.05 below or on Section 5.05 of the Pubco Disclosure Letter have been made, any applicable waiting period has expired or been terminated under applicable antitrust Laws, and except as may result from any facts or circumstances relating solely to the Company or its Affiliates, the execution, delivery and performance by Pubco of this Agreement and the Ancillary Agreements does not or will not, as applicable, (a) violate, conflict with, or result in the breach of any provision of the certificate of incorporation or bylaws of Pubco; (b) conflict with or violate any Law or Governmental Order applicable to Pubco or any Subsidiary of Pubco; (c) conflict with, result in any breach of, constitute a default (or an event which, with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any Pubco Material Contract or any other Contract to which Pubco or any Subsidiary of Pubco is a party or by which any of their respective material properties or assets is bound; or (d) (i) result in the creation or the imposition of any Encumbrance (other than a Permitted Encumbrance) upon any of the assets or capital stock of Pubco or any of its Subsidiaries or (ii) result in the cancellation, modification, revocation or suspension of any material license or permit, authorization or approval issued or granted by any Governmental Authority in respect of Pubco or any of its Subsidiaries or any of their respective assets, except, in the case of clauses (b) - (d) of this Section 5.04, as would not materially and adversely affect the ability of Pubco to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements or that would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect.

Section 5.05 Governmental Consents and Approvals. The execution, delivery and performance by Pubco of this Agreement and the Ancillary Agreements to which it is contemplated to be a party do not require any consent, approval, authorization or other order or declaration of, action by, filing with or notification to, any Governmental Authority, other than (a) compliance with, and filings and clearances, consents, approvals or authorizations under, any other applicable antitrust, competition, merger control or foreign investment Laws; (b) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware; (c) the filing with the SEC of the Form S-4 Registration Statement (including the prospectus/proxy statement) and such other compliance with the Exchange Act and the Securities Act as may be required in connection with the transactions contemplated by this Agreement; (d) compliance with the rules and regulations of the NASDAQ as required in connection with the transactions contemplated by this Agreement; (e) as a result of any facts or circumstances relating solely to the Company or any of its Affiliates; or (f) where the failure to obtain such consent, approval, authorization, order, declaration or action, or to make such filing or notification, would not prevent or materially delay the consummation by Pubco of the transactions contemplated by this Agreement and the Ancillary Agreements or that would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. The annual net sales and total assets (as such terms are defined in 16 C.F.R. § 801.11 and are interpreted by the PNO) of Pubco’s ultimate parent entity (as such term is defined in 16 C.F.R. § 801.1(a)(3) and is interpreted by the PNO) are below $184.0 million.

Section 5.06 SEC Filings; Financial Information.

(a) Pubco has filed with the SEC each report, statement, schedule or registration statement or other filing required by applicable Law to be filed by Pubco at or prior to the time so required since January 1, 2019 (the “Pubco SEC Filings”). As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Pubco SEC Filing complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), no Pubco SEC Filing filed pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, in each case after taking into account any amendments and supplements to correct any untrue statements or omissions. No Pubco SEC Filing that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained (or incorporated by reference) in the Pubco SEC Filings (i) present fairly, in all material respects, the combined financial position of the Pubco Entities as of the dates thereof and the results of operations and cash flows of the Pubco Entities for the periods covered thereby (subject, in the case of unaudited statements, to normal and recurring year-end adjustments that have not had, and would not, individually or in the aggregate, reasonably be expected to have, a Pubco Material Adverse Effect); and (ii) were prepared in accordance with GAAP as applied by Pubco (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC).

(c) Pubco has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to all applicable Pubco SEC Documents. Pubco maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to property is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 5.07 Absence of Changes. Since December 31, 2020, (a) there has not occurred any Pubco Material Adverse Effect and (b) except as contemplated by or permitted under this Agreement and the Ancillary Agreements, the Pubco Entities have conducted their respective businesses in the ordinary course of business consistent with past practice in all material respects. Section 5.07 of the Pubco Disclosure Letter sets forth Pubco’s good faith estimate, as of the date hereof, of the Pubco Signing Cash Amount, which estimate is greater than or equal to $33,000,000.

Section 5.08 Litigation. There is no Action by or against Pubco or any of its Subsidiaries pending or, to the Knowledge of Pubco, threatened by or before any Governmental Authority against Pubco or any of its Subsidiaries that has had or would, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect.

Section 5.09 Information Supplied. None of the information provided in writing by Pubco or its Subsidiaries specifically for inclusion or incorporation by reference in (i) the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) the proxy statement/prospectus will, on the date it is first mailed to Pubco’s stockholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The proxy statement/prospectus and the Form S-4 Registration Statement (solely with respect to the portion thereof based on information supplied by Pubco for inclusion or incorporation by reference therein, but excluding any portion thereof based on information supplied by the Company for inclusion or incorporation by reference therein, with respect to which no representation is made by Pubco or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. All documents that Pubco is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement and the Ancillary Agreements will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 5.10 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws, individually or in the aggregate, has not been or would not reasonably be expected to be, material to Pubco and its Subsidiaries, taken as a whole, Pubco and its Subsidiaries are, and since December 31, 2018 have been, in compliance with all applicable Laws. Neither Pubco nor any of its Subsidiaries has received any written notice from any Governmental Authority violation of any applicable Law by the Pubco or its Subsidiaries at any time since December 31, 2018, which violation would, individually or in the aggregate, reasonably be expected to be material to Pubco and its Subsidiaries, taken as a whole.

(b) Since December 31, 2018, and except where the failure to be, or to have been, in compliance with such Laws has not been or would not reasonably be expected to be, individually or in the aggregate, material to Pubco and its Subsidiaries, taken as a whole, (i) there has been no action taken by Pubco, its Subsidiaries, or, to the Knowledge of Pubco, any officer, director, manager, employee, agent or Representative of Pubco or its Subsidiaries, in each case, acting on behalf of Pubco or its Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither Pubco nor any of its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither Pubco nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither Pubco nor any of its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

Section 5.11 Licenses; Permits. Pubco has all franchises, permits, licenses and any similar authorization necessary for the conduct of its business as currently conducted, except as would not reasonably be expected to result in a Pubco Material Adverse Effect. Pubco is not in default in any material respect under any such franchises, permits, licenses or other similar authorization.

Section 5.12 Intellectual Property; IT; Data Security.

(a) Pubco owns or possesses or has the right to use all Pubco Intellectual Property without any known infringement or other violation of, the Intellectual Property rights of any Person. To the Knowledge of Pubco, no product or service marketed or sold (or proposed to be marketed or sold) by Pubco violates, misappropriates or infringes any Intellectual Property rights of any other Person. Pubco has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with Pubco’s business. Other than with respect to commercially available Software under standard end-user license agreements and non-exclusive licenses of Intellectual Property granted or received in the ordinary course of business consistent with past practice, there are no outstanding options, licenses, agreements, claims, Encumbrances (other than Permitted Encumbrances) or shared ownership interests of any kind relating to the Pubco Intellectual Property. Pubco has not received any written communications alleging that Pubco has infringed, misappropriated, or otherwise violated, or by conducting its business, would infringe, misappropriate, or otherwise violate any Intellectual Property of any other Person. Section 5.12(a) of the Pubco Disclosure Letter lists all patents, patent applications, registered trademarks, trademark applications, service marks, service mark applications, and registered copyrights that are Company Owned Intellectual Property, and material licenses of Intellectual Property owned by any Person granted to the Company (excluding licenses of commercially available Software under standard end-user license agreements) to and under any of the foregoing, in each case owned by Pubco.

(b) Pubco has taken commercially reasonable efforts to maintain and the confidentiality of all material trade secrets and other confidential information of Pubco and any confidential information owned by any Person to whom Pubco has a written confidentiality obligation.

(c) The consummation of the transactions contemplated herein will not result in the loss or impairment of Pubco’s rights to own or use any Pubco Intellectual Property.

(d) (i) To the Knowledge of Pubco, there has been no security breach or other compromise of any of Pubco’s IT Systems and Data which, individually or in the aggregate, would reasonably be expected to result in a Pubco Material Adverse Effect and (ii) Pubco has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data which, individually or in the aggregate, would reasonably be expected to result in a Pubco Material Adverse Effect.

Section 5.13 Real Property. Pubco and its Subsidiaries own, lease or otherwise have a valid right to use, all real property that is material to its business, good and marketable title in fee simple to all personal property owned by them that is material to its business and good and marketable title in all personal property owned by them that is material to its business, in each case free and clear of all Encumbrances, except for Permitted Encumbrances. Any real property and facilities held under lease by Pubco and its Subsidiaries are held by them under valid, subsisting and enforceable leases of which Pubco and its Subsidiaries are in compliance, except as would not, individually or in the aggregate, have or reasonably be expected to result in a Pubco Material Adverse Effect.

Section 5.14 Employee Benefit and Labor Matters.

(a) To the Knowledge of Pubco, no executive-level employee intends to terminate employment with Pubco or is otherwise likely to become unavailable to continue as an employee. Pubco does not have a present intention to terminate the employment of any of the foregoing. The employment of each employee of Pubco is terminable at the will of Pubco. Except as set forth in Section 5.14(a) of the Pubco Disclosure Letter or as required by law, upon termination of the employment of any such employees, no severance or other payments will become due. Except as set forth in Section 5.14(a) of the Pubco Disclosure Letter, Pubco has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(b) Section 5.14(b) of the Pubco Disclosure Letter sets forth a list of all employees of the Pubco, including for each employee the title, employing entity, current base salary or hourly wage rate, and status (as exempt or non-exempt, full-time or part-time, and/or active or a description of leave. Pubco has complied in all material respects with all employment laws applicable to employees and service providers of Pubco.

(c) Section 5.15(c) of the Pubco Disclosure Letter sets forth each employee benefit plan maintained, established or sponsored by Pubco, or which Pubco participates in or contributes to, which is subject to ERISA and each other material bonus, commission, severance, equity, phantom equity, change in control, retention bonus, deferred compensation, paid time off, health and welfare, and/or fringe benefit plan, program, agreement, or arrangement sponsored, maintained, or contributed to by Pubco. Pubco has made all required contributions and has no liability to any such employee benefit plan, other than liability for health plan continuation coverage described in Part 6 of Title I(B) of ERISA, and has complied in all material respects with all applicable laws for any such employee benefit plan.

(d) Pubco and its Affiliates do not maintain, sponsor, or contribute to any “multiemployer plan,” as defined in Section 3(37) of ERISA, any “multiple employer plan” as defined in Section 413 of the Code, any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, any “defined benefit pension plan” as defined in Section 3(35) of ERISA, or any plan that provides medical insurance or life insurance benefits to terminated employees or retirees other than as required under Section 4980B of the Code.

(e) There is no action, claim, suit, proceeding, demand, investigation, or audit pending, or to the Knowledge of Pubco, threatened, with respect to any employee benefit plan listed on Section 5.14(e) of the Pubco Disclosure Letter (except for routine claims for benefits) or that relates to Pubco’s employment practices.

(f) Pubco has not made any representations regarding equity incentives to any officer, employee, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings of (or actions taken by unanimous written consent by) the Pubco’s Board.

(g) Pubco is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the Knowledge of Pubco, has sought to represent any of the employees, representatives or agents of Pubco. There is no strike or other labor dispute involving Pubco pending, or to the Knowledge of Pubco, threatened, nor is Pubco aware of any labor organization activity involving its employees.

(h) Neither the execution and delivery of this Agreement by Pubco nor the consummation of the transactions contemplated hereby will result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (determined without regard to the exceptions set forth in Section 280G(b)(5) of the Code) to any employee, stockholder, or service provider of Pubco or its Affiliates. Pubco and its Affiliates are not a party to any plan, program, agreement, or arrangement that provides for a gross-up or reimbursement of Taxes imposed under Section 4999 or Section 409A of the Code.

Section 5.15 Taxes. There are no Taxes due and payable by Pubco which have not been timely paid. There are no accrued and unpaid Taxes of Pubco which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. Pubco has duly and timely filed all Tax Returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year. There are no Encumbrances for material Taxes, other than Permitted Encumbrances, upon any of the assets of Pubco. To the Knowledge of Pubco, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

Section 5.16 Material Contracts; Actions.

(a) Section 5.16(a) of the Pubco Disclosure Letter sets forth a true and complete list, as of the date hereof, of each of the following Contracts to which Pubco or any of its Subsidiaries is a party or by which any of them is bound (the “Pubco Material Contracts”):

(i) Contracts that involve obligations (contingent or otherwise) of, or payments to, Pubco or any of its Subsidiaries in excess of $250,000;

(ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from Pubco or any of its Subsidiaries that is material to Pubco’s business, excluding (A) licenses of commercially available Software under standard end-user license agreements and (B) nonexclusive licenses granted to or by Pubco or any of its Subsidiaries in the ordinary course of business;

(iii) (the grant of exclusive rights to manufacture, produce, assemble, license, market, or sell its products to any other Person that limit Pubco’s or any of its Subsidiary’s exclusive right to develop, manufacture, assemble, distribute, market or sell its products (other than non-solicitation provisions entered into in the ordinary course of business with employees of Pubco or in connection with non-disclosure agreements);

(iv) Contracts that impose any material restriction on the right or ability of the Pubco and its Affiliates to compete with any other Person (or in any line of business, market or geographical areas);

(v) Contracts that relate to any acquisition or disposition of any material business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) or pursuant to which any earn-out or deferred or contingent payment obligations remain outstanding;

(vi) any indentures, credit agreement, loan agreement, letters of credit, guarantees or any instruments related to indebtedness for borrowed money; and

(vii) any other Contract or group of related Contracts with the same counterparty that, individually or in the aggregate, if terminated or subject to default by a party thereto, would have or would reasonably be expected to have a Pubco Material Adverse Effect.

(b) Neither Pubco nor any of its Subsidiary is in material breach of or default in any respect under the terms of any Pubco Material Contract and, to the Knowledge of Pubco, as of the date hereof, no other party to any Pubco Material Contract is in material breach of or default in any respect under the terms of any Pubco Material Contract, and no event has occurred or not occurred through Pubco’s or any of its Subsidiaries’ action or inaction or, to the Knowledge of Pubco, prior to the date hereof through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a material breach of or default or result in the termination of or a right of termination or cancelation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any benefit under the terms of any Pubco Material Contract. Each Pubco Material Contract is in full force and effect and is a valid and binding obligation of Pubco or the Subsidiary of Pubco that is party thereto and of each other party thereto. There are no disputes pending or, to the Knowledge of Pubco, threatened with respect to any Pubco Material Contract, and neither Pubco nor any of its Subsidiaries has received any written notice of the intention of any other party to a Pubco Material Contract to terminate for default, convenience or otherwise, or not renew, any Pubco Material Contract, or otherwise materially change the quantity or quality of the nature of the business conducted under such Pubco Material Contract. Pubco has made available to the Company a true and complete copy of each Pubco Material Contract (including all modifications, amendments and waivers thereto).

(c) Since December 31, 2020, Pubco and each of its Subsidiaries has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $250,000 or in excess of $1,000,000 in the aggregate, (iii) made any loans or advances to any Person, other than ordinary advances for travel expenses, or (iv) sold, exchanged or otherwise disposed of any of its material assets or rights, other than the sale of its inventory in the ordinary course of business. For the purposes of (a) and (b) of this Section 5.17(c), all Indebtedness and Contracts involving the same Person (including Persons Pubco has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsection.

(d) As of the date hereof, to the Knowledge of Pubco, and except as may arise in connection with any Indebtedness as of the date hereof, Pubco does not have any present intention (i) to incur any indebtedness for borrowed money from a bank or (ii) to issue any notes, bonds or debentures.

(e) Pubco is not a guarantor or indemnitor of any Indebtedness of any other Person.

Section 5.17 Environmental Matters. Except as could not reasonably be expected to have a Pubco Material Adverse Effect to the Knowledge of Pubco (a) Pubco is and has been in compliance with all Environmental Laws; (b) there has been no release or to the Knowledge of Pubco threatened release of any Hazardous Material, on, upon, into or from any site currently or heretofore owned, leased or otherwise used by Pubco; (c) there have been no Hazardous Materials generated by Pubco that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any governmental authority in the United States; and (d) there are no underground storage tanks located on, no PCBs or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by Pubco, except for the storage of hazardous waste in compliance with Environmental Laws. Pubco has made available to the Company true and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies and environmental studies or assessments.

Section 5.18 No Shareholder Rights Plan; No Antitakeover Law. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar domestic or foreign Law applies with respect to Pubco or any of its Subsidiaries in connection with this Agreement, the Merger, the issuance of the Merger Consideration or any of the other transactions contemplated hereby. There is no stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan in effect to which Pubco or any of its Subsidiaries is subject, party or otherwise bound which will be triggered by the Transactions.

Section 5.19 No Outside Reliance. Notwithstanding anything contained in this ARTICLE V or any other provision hereof, Pubco and its Affiliates and any of its and their respective directors, officers, employees, stockholders, partners, members or Representatives, acknowledge and agree that Pubco has made its own investigation of the Company and that neither the Company nor any of its Affiliates or any of their respective Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in ARTICLE IV or any certificate delivered in accordance with Section 8.02(a), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or the Company Subsidiaries. Without limiting the generality of the foregoing, it is understood that any financial projection, forecast, estimate, budget or prospect information that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Pubco or its Representatives) or reviewed by Pubco pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Pubco or any of its Affiliates, agents or Representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in ARTICLE V or any certificate delivered in accordance with Section 8.02(a). Except as otherwise expressly set forth in this Agreement, Pubco understands and agrees that any assets, properties and business of the Company Entities are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in ARTICLE V or any certificate delivered in accordance with Section 8.02(a), with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.20 NASDAQ Market Quotation. As of the date of this Agreement, the issued and outstanding shares of Pubco Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “SPRT.” Pubco is in compliance in all material respects with the rules of the NASDAQ and there is no action or proceeding pending or, to the knowledge of Pubco, threatened against Pubco by the NASDAQ, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the Pubco Common Stock or terminate the listing of Pubco Common Stock on the NASDAQ.

Section 5.21 Investment Company Act. Neither Pubco nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.22 No Electric Utility Company or Holding Company Stockholders. To the Knowledge of Pubco, as of the date hereof, no stockholder of Pubco has provided written notice to Pubco that such stockholder is an Electric Utility Company or a Holding Company.

Section 5.23 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of Pubco or any of its Subsidiaries for which any of the Company Entities would be liable.

Section 5.24 No Additional Representations and Warranties. The representations and warranties made by Pubco in this ARTICLE V are the exclusive representations and warranties made by Pubco. Except for the representations and warranties contained in this ARTICLE V, neither Pubco nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Pubco, to the accuracy or completeness of any information regarding Pubco available to the other parties or their respective Representatives and expressly disclaim any such other representations or warranties. In particular, without limiting the foregoing, neither Pubco nor any other Person makes or has made any representation or warranty to the Company with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Pubco or (b) any oral or, except for the representations and warranties made by Pubco in this ARTICLE V, written information made available to the Company in the course of its evaluation of Pubco, the negotiation of this Agreement or in the course of the Transactions.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01 Conduct of The Company Business Pending the Merger. Except as set forth on Section 6.01 of the Company Disclosure Letter, as expressly contemplated by this Agreement, as consented to by Pubco in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), during the Pre-Closing Period, the Company shall, and shall cause the Company Subsidiaries to, (a) use its commercially reasonable efforts to conduct and operate its business in the ordinary course consistent with past practice, (b) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of the Company Entities, and maintain the existing relations and goodwill of the Company Entities with customers, suppliers, joint venture partners, distributors and creditors of the Company Entities, (c) use commercially reasonable efforts to keep available the services of their present officers, and (d) use commercially reasonable efforts to maintain all insurance policies of the Company Entities or substitutes therefor. Without limiting the generality of the foregoing, except as set forth on Section 6.01 of the Company Disclosure Letter, as expressly contemplated by this Agreement, as consented to by Pubco in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), the Company shall not, and the Company shall cause the Company Subsidiaries not to, during the Pre-Closing Period:

(a) change, modify or amend the organizational documents of the Company or any of its Subsidiaries to the extent such change, modification or amendment would adversely affect the Merger Consideration payable to the Pubco Stockholders or the rights and preferences of the Company Class A Common Stock;

(b) (i) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests (other than declaration and payment of cash dividends in respect of Company Preferred Stock in amounts and for periods contemplated and at the rate specified in the certificate of designation with respect thereto); (ii) split, combine, reclassify or otherwise change any of its capital stock or other equity interests to the extent such action would adversely affect the Merger Consideration payable to the Pubco Stockholders or the rights and preferences of the Company Class A Common Stock; or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company;

(c) authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock in each case to any Affiliate of the Company;

(d) (i) fail to maintain its existence; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries;

(e) change any method of accounting or accounting practice or policy used by the Company or its Subsidiaries, other than such changes as are required by GAAP or a Governmental Authority;

(f) enter into any material guarantee of the obligations of any third party;

(g) take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment; or

(h) (i) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing or (ii) take any action (including any offering of securities) that would reasonably be expected to prevent or materially delay or materially impair the consummation of the Transactions.

Section 6.02 Conduct of Pubco Business Pending the Merger. During the Pre-Closing Period, except as set forth on Section 6.02 of the Pubco Disclosure Letter, as expressly contemplated by this Agreement, as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), during the Pre-Closing Period, Pubco shall, and shall cause its Subsidiaries to, (a) use its commercially reasonable efforts to conduct and operate its business in the ordinary course consistent with past practice, (b) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of the Pubco Entities, and maintain the existing relations and goodwill of the Pubco Entities with customers, suppliers, joint venture partners, distributors and creditors of the Pubco Entities, (c) use commercially reasonable efforts to keep available the services of their present officers, (d) use commercially reasonable efforts to maintain all insurance policies of the Pubco Entities or substitutes therefor, and (e) take Code Section 280G-related mitigation actions to the extent permitted by Section 6.02 of the Pubco Disclosure Letter (it being understood that the Company will consent to such actions as are commercially reasonable). Without limiting the generality of the foregoing, except as set forth on Section 6.02 of the Pubco Disclosure Letter, as expressly contemplated by this Agreement, as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), Pubco shall not, and Pubco shall cause its Subsidiaries not to, during the Pre-Closing Period:

(a) change, modify or amend the organizational documents of Pubco or any of its Subsidiaries;

(b) (i) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (ii) split, combine, reclassify or otherwise change any of its capital stock or other equity interests; or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Pubco;

(c) authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock;

(d) (i) fail to maintain its existence; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Pubco or its Subsidiaries;

(e) change any method of accounting or accounting practice or policy used by Pubco or its Subsidiaries, other than such changes as are required by GAAP or a Governmental Authority;

(f) (i) incur a material amount of indebtedness for borrowed money, (ii) enter into any material guarantee of the obligations of any third party, (iii) sell, transfer, dispose of or acquire any material assets, (iv) acquire a material equity interest in any Person, or (v) settle or release any material claim against any Person;

(g) take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment; or

(h) (i) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing or (ii) take any action (including any offering of securities) that would reasonably be expected to prevent or materially delay or materially impair the consummation of the Transactions.

Section 6.03 Conduct of Pubco and the Company Pending the Merger. Nothing contained in this Agreement shall give the Company or Merger Sub, directly or indirectly, the right to control or direct any of the operations of Pubco or its Subsidiaries prior to the Closing. Nothing contained in this Agreement shall give Pubco, directly or indirectly, the right to control or direct any of the operations of the Company or the Company Subsidiaries prior to the Closing. Prior to the Closing, each of the Company, Pubco and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01 Proxy Statement; Special Meeting; Pubco Board Recommendation; Pubco Stockholder Approval.

(a) As promptly as reasonably practicable following the date hereof, the Company shall prepare and file with the SEC, a Form S-4 Registration Statement in connection with the registration under the Securities Act of the shares of Company Class A Common Stock to be issued to the Pubco Stockholders in the Merger, which Form S-4 Registration Statement shall include a proxy statement/prospectus to be sent to the Pubco Stockholders in connection with the Special Meeting. No filing of, or amendment or supplement to, the Form S-4 Registration Statement or the proxy statement/prospectus will be made by the Company or Pubco, as applicable, without the other’s prior consent (which consent shall not be unreasonably withheld or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. The Company shall use its reasonable best efforts to cause the Form S-4 Registration Statement to comply with the rules and regulations promulgated by the SEC. Each of the Company and Pubco shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Form S-4 Registration Statement, including the proxy statement/prospectus included therein.

(b) Each of Pubco and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Form S-4 Registration Statement and any amendment to the Form S-4 Registration Statement filed in response thereto. If Pubco or the Company becomes aware that any information contained in the Form S-4 Registration Statement shall have become false or misleading in any material respect or that the Form S-4 Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other parties and (ii) Pubco, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Form S-4 Registration Statement. Pubco and the Company shall use their reasonable best efforts to cause the Form S-4 Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of Pubco Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement. Pubco and the Company shall provide the other party with copies of any written comments and shall inform the other party of any oral comments received from the SEC or its staff with respect to the Form S-4 Registration Statement promptly after the receipt of such comments and shall give the other party a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c) Except if a Pubco Board Adverse Recommendation Change has been made or effected, Pubco agrees to include provisions in the proxy statement/prospectus, with respect to, and to use its reasonable best efforts to obtain, the (i) approval of the Merger and the adoption and approval of this Agreement (the “Transaction Proposal”), (ii) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals (the “Adjournment Proposal”) and (iii) approval of any other proposals reasonably agreed by Pubco and the Company to be necessary or appropriate in connection with the transaction contemplated hereby (the “Additional Proposal” and together with the Transaction Proposal and the Adjournment Proposal, the “Proposals”). Without the prior written consent of the Company (which consent shall not be unreasonably withheld, including with respect to the inclusion of annual meeting matters or proposals on the agenda for the Special Meeting), the Proposals shall be the only matters (other than procedural matters) which Pubco shall propose to be acted on by the Pubco Stockholders at the Special Meeting.

(d) Pubco shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL and applicable Law for the purpose of obtaining Pubco Stockholder Approval and (ii) cause the proxy statement/prospectus included in the Form S-4 Registration Statement to be disseminated to Pubco’s stockholders in compliance with applicable Law. Except if a Pubco Board Adverse Recommendation Change has been made or effected, Pubco shall, through the Pubco Board, include the Pubco Board Recommendation in the proxy statement/prospectus included in the Form S-4 Registration Statement. Pubco may make one or more successive postponements or adjournments of the Special Meeting without the prior written consent of the Company (i) if there are insufficient Pubco Stockholders present in person or by proxy to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting or (ii) to ensure that any required supplement or amendment to the proxy statement/prospectus included in the Form S-4 Registration Statement is provided to the stockholders of Pubco a reasonable amount of time in advance of the Special Meeting. In addition, Pubco shall if requested by the Company make up to three postponements or adjournments of the Special Meeting if there are insufficient Pubco Stockholders present in person or by proxy to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting. Except if a Pubco Board Adverse Recommendation Change has been made or effected, Pubco shall solicit from the Pubco Stockholders proxies in favor of Pubco Stockholder Approval and shall use its reasonable best efforts to secure the Pubco Stockholder Approval. Pubco agrees that it shall not, prior to the termination of this Agreement, submit to a vote of the Pubco Stockholders any Acquisition Transaction (other than the Merger).

(e) Notwithstanding anything to the contrary contained in this Agreement but subject to compliance with this Section 7.01(e) and Sections 7.02(a) or (c), at any time prior to the Pubco Stockholder Approval, Pubco and the Pubco Board may in connection with a bona fide written Acquisition Proposal that constitutes a Superior Offer withhold, amend, withdraw or modify the Pubco Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Pubco Board Recommendation) in a manner adverse to the Company (collectively, a “Pubco Board Adverse Recommendation Change”) or terminate this Agreement in accordance with Section 9.01(g) if, in each case: (i) the Pubco Board determines in good faith, after consultation with its outside legal counsel, that the failure to make or effect a Pubco Board Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law; (ii) after being requested by the Company in writing during the Pubco Notice Period, Pubco has negotiated, and has used reasonable best efforts to cause its financial advisors and outside legal counsel to negotiate, during the Pubco Notice Period, with the Company in good faith to consider such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, (iii) after the Company shall have delivered to Pubco a written offer to alter the terms or conditions of this Agreement during the Pubco Notice Period, the Pubco Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Superior Offer continues to constitute a Superior Offer; and (iv) Pubco shall have provided prior written notice to the Company at least four Business Days in advance of such Pubco Board Adverse Recommendation Change or termination of this Agreement (the “Pubco Notice Period”) of its intent to effect such a Pubco Board Adverse Recommendation Change or termination (it being understood that such notice itself shall not constitute a Pubco Board Adverse Recommendation Change or give rise to a right to terminate this Agreement), which notice shall include a description in reasonable detail of the Superior Offer and written copies of any proposed definitive transaction agreements with the party making the Superior Offer. In the event of any material amendment to any Superior Offer, Pubco shall be required to promptly (but in no event later than twenty-four hours after Pubco receives such amendment) provide the Company with notice of such material amendment and the Pubco Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Pubco Notice Period following such notification and the Pubco Board shall not make a Pubco Board Adverse Recommendation Change prior to the end of such Pubco Notice Period as so extended (it being understood that there may be multiple extensions).

(f) Notwithstanding anything to the contrary contained in this Agreement but subject to compliance with this Section 7.01(f), at any time prior to the Pubco Stockholder Approval, Pubco and the Pubco Board may in connection with an Intervening Event make or effect a Pubco Board Adverse Recommendation Change if: (i) the Pubco Board determines in good faith, after consultation with its outside legal counsel, that the failure to make or effect a Pubco Board Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law; (ii) after being requested by the Company in writing during the Pubco Intervening Event Notice Period, Pubco has negotiated, and has used reasonable best efforts to cause its financial advisors and outside legal counsel to negotiate, during the Pubco Intervening Event Notice Period, with the Company in good faith to consider such adjustments to the terms and conditions of this Agreement so that the failure of the Pubco Board to make or effect a Pubco Board Adverse Recommendation Change would no longer be inconsistent with its fiduciary duties under applicable Law, (iii) after the Company shall have delivered to Pubco a written offer to alter the terms or conditions of this Agreement during the Pubco Intervening Event Notice Period, the Pubco Board shall have determined in good faith that the failure to effect a Pubco Board Adverse Recommendation Change would continue to be inconsistent with its fiduciary duties under applicable Law; and (iv) Pubco shall have provided prior written notice to the Company at least four Business Days in advance of such Pubco Board Adverse Recommendation Change (the “Pubco Intervening Event Notice Period”) of its intent to effect such a Pubco Board Adverse Recommendation Change (it being understood that such notice itself shall not constitute a Pubco Board Adverse Recommendation Change), which notice shall include a description in reasonable detail of the Intervening Event.

(g) Nothing contained in this Agreement shall prohibit Pubco from complying with Rules 14a-9, 14d-9 and 14e-2(a) promulgated under the 1934 Act, from issuing a “stop, look and listen” statement pursuant to Rule 14d-9(f) pending disclosure of its position thereunder or making any required disclosure to Pubco’s stockholders, or from making any disclosure required under the Exchange Act.

Section 7.02 No Solicitation of Transactions.

(a) Each of Pubco and the Company agree that, from the date of this Agreement until the earlier of (x) the Closing Date or (y) the date on which this Agreement is terminated (the “Pre-Closing Period”), neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding such party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 7.01(e)); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 7.02(a) (but subject to compliance with this Section 7.02(a)) or any other provision of this Agreement, prior to the Pubco Stockholder Approval at the Special Meeting, Pubco may furnish non-public information to, enter into or engage in discussions or negotiations with, execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, and publicly propose to do any of the foregoing with any Person in response to a bona fide, unsolicited written Acquisition Proposal or Acquisition Inquiry by such Person which the Pubco Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer if: (A) neither Pubco nor any of its Representative shall have breached this Section 7.02(a) in any material respect; (B) the Pubco Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; (C) Pubco receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to Pubco as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, Pubco furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Pubco to the Company). Without limiting the generality of the foregoing, each of the Company and Pubco acknowledges and agrees that, in the event any Representative of such party (whether or not such Representative is purporting to act on behalf of such party) takes any action that, if taken by such party, would constitute a breach of this Section 7.02(a) by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 7.02(a) by such party for purposes of this Agreement.

(b) If any party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such party shall promptly (and in no event later than twenty-four hours after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including, but not limited to, the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof) and shall provide a copy of any written Acquisition Proposal submitted by such Person and any related financing commitments. The Company shall also provide Pubco confirmation in writing that the Company has advised, in writing, the Person making such Acquisition Proposal or Acquisition Inquiry to the Company (or the Company’s Representative) that the Company and its Representatives are contractually prohibited from furnishing any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry and from engaging in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry.

(c) Pubco shall keep the Company reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and shall promptly (and in no event later than twenty-four hours after Pubco’s receipt thereof) inform the Company of any material modification thereto. In addition to the foregoing, Pubco shall provide the Company with at least twenty-four hours written notice of (i) a meeting of the Pubco Board at which the Pubco Board is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received and (ii) the entry by Pubco into a definitive transaction agreement relating to any Acquisition Transaction.

(d) Each party shall immediately cease and terminate, and cause its Representative to terminate, any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.

Section 7.03 Access to Information.

(a) Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or the Company Subsidiaries by third parties that may be in the Company’s or the Company Subsidiaries’ possession from time to time, and except for any information which (i) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby or (ii) in the judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which the Company or any of the Company Subsidiaries is bound, the Company shall, and shall cause the Company Subsidiaries to, afford to Pubco and its Representatives reasonable access during the Pre-Closing Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company Entities, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of the Company Entities, and shall furnish to Pubco and its Representatives all financial and operating data and other information concerning the affairs of the Company Entities that are in the possession of the Company Entities as Pubco or its Representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or the Company Subsidiaries without the prior written consent of the Company. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All such information obtained by Pubco and its Representatives under this Section 7.03(a) shall be subject to the Confidentiality Agreement prior to the Effective Time.

(b) Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Pubco or its Subsidiaries by third parties that may be in Pubco’s or its Subsidiaries’ possession from time to time, and except for any information which (i) relates to interactions with prospective buyers of Pubco or the negotiation of this Agreement and the transactions contemplated hereby or (ii) in the judgment of legal counsel of Pubco would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which Pubco or any of its Subsidiaries is bound, Pubco shall afford to the Company and its Representatives reasonable access during the Pre-Closing Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Pubco Entities, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of Pubco, and shall furnish to the Company and its Representatives all financial and operating data and other information concerning the affairs of Pubco that are in the possession of Pubco as the Company or its Representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of Pubco or its Subsidiaries without the prior written consent of Pubco. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All such information obtained by the Company and its Representatives under this Section 7.03(b) shall be subject to the Confidentiality Agreement prior to the Effective Time.

Section 7.04 Confidentiality Agreement. The terms of the Confidentiality Agreement, dated as of February 11, 2021 (the “Confidentiality Agreement”), between the Company and Pubco, shall continue in full force and effect until the Closing. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms until its expiration in accordance with the terms of the Confidentiality Agreement.

Section 7.05 Directors’ and Officers’ Indemnification.

(a) From and after the Effective Time, the Company agrees that it shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each present and former director, officer and employee of Pubco and its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Pubco or any of its Subsidiaries, as the case may be, would have been permitted under applicable Law and their applicable certificate of incorporation and bylaws in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under such certificate of incorporation and bylaws). The Company shall cause Pubco and its Subsidiaries (i) to maintain for a period of not less than six years from the Effective Time provisions in their respective certificate of incorporation and bylaws (or similar organizational documents) concerning the indemnification and exculpation (including provisions relating to expense advancement) of Pubco’s and its Subsidiaries’ respective former and current officers, directors, employees and agents that are no less favorable to those Persons than the provisions of the certificate of incorporation and bylaws of Pubco and its Subsidiaries, as applicable, in each case, as of the date hereof and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) Pubco shall procure (i) a prepaid, non-cancelable six-year “tail” policy commencing on the Closing Date (the “Run-Off Policy”) containing terms not less favorable than the terms of directors’ and officers’ liability insurance covering those Persons who are currently covered by the directors’ and officers’ liability insurance policies of Pubco or any of its Subsidiaries with respect to matters existing or occurring at or prior to the Effective Time or (ii) an endorsement under Pubco’s existing directors’ and officers’ liability insurance policy to provide such coverage. If any claim is asserted or made within such six-year period, then any insurance required to be maintained under this Section 7.05 shall be continued by the Surviving Company (or its successors and assigns under Section 7.05(c)) in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.05 shall survive the consummation of the transactions contemplated hereby and shall be binding, jointly and severally, on all successors and assigns of the Company and the Surviving Corporation and are intended to be for the benefit of, and will be enforceable by, each present and former director and officer of any Company Entity and his or her heirs and Representatives. In the event that the Company or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 7.05.

Section 7.06 Regulatory and Other Authorizations; Notices and Consents.

(a) Prior to the Effective Time, each party hereto shall, and shall cause its Affiliates to, use reasonable best efforts to (i) promptly obtain all authorizations, clearances, consents, orders and approvals of all Governmental Authorities that may be or become necessary or advisable for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements; (ii) cooperate fully with the other parties in promptly seeking to obtain all such authorizations, clearances, consents, orders and approvals; and (iii) provide such other information and documents to any Governmental Authority as such Governmental Authority may reasonably request in connection with the foregoing. The Company shall pay all applicable filing or notice fees required in connection with any notice or filing made with any Governmental Authority pursuant to this Section 7.06(a).

(b) The Company shall, and shall cause each of its Affiliates to, use reasonable best efforts to avoid or eliminate each and every impediment under any approval, consent, notice requirement or similar that may be asserted by any Governmental Authority or any other Person so as to enable the parties hereto to close the transactions contemplated hereby and by the Ancillary Agreements as promptly as practicable, and in any event prior to the Termination Date. In addition, the Company shall, and shall cause its Affiliates to, defend through litigation on the merits and appeals any Action by any Governmental Authority or other Person in order to avoid entry of, or to have vacated or terminated, any Governmental Order (whether temporary, preliminary or permanent) that would materially delay or prevent the Closing prior to the Termination Date.

(c) Each party hereto shall permit the other parties to review in advance and provide comments (which shall be considered in good faith) on any proposed filing by such party to any such Governmental Authority. Each party shall keep the other party reasonably informed of any material development or substantive communication, meeting or teleconference conducted with any such Governmental Authority in respect of any filings or any investigation (including any settlement of an investigation) primarily relating to the Merger. Each party hereto shall, and shall cause its Representatives to, coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties hereto may reasonably request in connection with the foregoing. Each party hereto shall, upon reasonable request of the other party, provide the other party with copies of all correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to the Merger; provided, however, that materials may be redacted (i) as necessary to comply with contractual requirements or applicable Law; and (ii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

Section 7.07 Tax Matters.

(a) Tax Treatment. Pubco, Merger Sub and the Company intend that the Transactions shall qualify for the Intended Tax Treatment. None of the parties or their respective Affiliates shall knowingly take or cause to be taken, or knowingly fail to take or knowingly cause to fail to be taken, any action that would reasonably be expected to prevent qualification for such Intended Tax Treatment. Each party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination) or a change in applicable Law, or based on a change in the facts and circumstances underlying the Transactions from the terms described in this Agreement, cause all Tax Returns to be filed on a basis of treating the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the parties agrees to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

(b) If requested to do so in connection with the issuance of any tax opinion required by the SEC in connection with the filing of the proxy statement/prospectus, each party shall use its commercially reasonable efforts to deliver a “Tax Representation Letter,” dated as of the date of such tax opinion and signed by an officer of Company or Pubco, as applicable, and containing representations of Company or Pubco, as applicable, as shall be reasonably necessary or appropriate to enable outside legal counsel to render any required opinions.

(c) The Company, Pubco, and Merger Sub hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

Section 7.08 Pubco NASDAQ Listings; Public Filings.

(a) During the Pre-Closing Period, Pubco and the Company will cooperate with one another and use their respective reasonable best efforts to cause, pursuant to appliable Law and the rules and regulations of the NASDAQ, (i) the delisting of Pubco Common Stock from the NASDAQ as promptly as practicable after the Effective Time and (ii) the deregistration of Pubco Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

(b) The Company shall use reasonable best efforts to cause the shares of Company Class A Common Stock to be issued in connection with the Transactions to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Closing Date. Such shares shall be listed on the Closing Date under a ticker symbol to be mutually agreed upon in writing by the parties. The Company shall submit prior to the Closing an initial listing application with the NASDAQ (the “NASDAQ Listing Application”) with respect to such shares. Each of Pubco and the Company shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other party and shall otherwise reasonably assist and cooperate with the other party in connection with the preparation, filing and distribution of the NASDAQ Listing Application. The Company will use its reasonable best efforts to (i) cause the NASDAQ Listing Application, when filed, to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the NASDAQ or its staff concerning the NASDAQ Listing Application and (iii) have the NASDAQ Listing Application approved by the NASDAQ as promptly as practicable after such filing. No submission of, or amendment or supplement to, the NASDAQ Listing Application, or response to the NASDAQ comments with respect thereto, will be made by the Company and Pubco, as applicable, without the other party’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing such other party a reasonable opportunity to review and comment thereon.

(c) The Company will promptly notify Pubco upon the receipt of any comments from the NASDAQ or any request from the NASDAQ for amendments or supplements to the NASDAQ Listing Application and will, as promptly as practicable after receipt thereof, provide Pubco with copies of all material correspondence between it and its Representatives, on the one hand, and the NASDAQ, on the other hand, and all written comments with respect to the NASDAQ Listing Application received from the NASDAQ and advise Pubco on any oral comments with respect to the NASDAQ Listing Application received from the NASDAQ. The Company will advise Pubco, promptly after the Company receives notice thereof, of the time of the approval of the NASDAQ Listing Application and the approval of the shares of Company Class A Common Stock to be issued in connection with the Transactions for listing on the NASDAQ, subject only to official notice of issuance.

(d) From the date hereof through the Closing, Pubco will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable securities Laws.

Section 7.09 Section 16 Matters. Prior to the Effective Time, the parties hereto shall take all steps as may be required to cause any dispositions of Pubco Common Stock or acquisitions of Company Class A Common Stock resulting from the transactions contemplated by this Agreement by each officer or director who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect Pubco or will become subject to such reporting requirements with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.10 Public Announcements. None of the parties to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the Ancillary Agreements or the transactions contemplated hereby and thereby or otherwise communicate with any news media regarding such matters without the prior written consent of the other parties hereto, unless such press release or public announcement is required by Law or applicable stock exchange regulation, in which case the parties to this Agreement shall, to the extent practicable, consult with each other as to the timing and contents of any such press release, public announcement or communication.

Section 7.11 Approval by Sole Stockholder of Merger Sub. Concurrently with the execution of this Agreement, the Company, as the sole stockholder of Merger Sub, has delivered a duly executed Written Consent approving and adopting this Agreement and the Merger as required under the DGCL. The Company shall provide Pubco with a copy of such duly executed Written Consent immediately following the execution of this Agreement and the Company shall not amend, modify, terminate or rescind such Written Consent during the Pre-Closing Period.

Section 7.12 Further Actions.

(a) Except as otherwise expressly provided in this Agreement, the parties hereto shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable under applicable Law to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement, including using reasonable best efforts to obtain all material consents and approvals of Governmental Authorities or third parties that any of the Company and its Subsidiaries (or their Affiliates) or Pubco and its Subsidiaries (or their Affiliates) are required to obtain in order to consummate the Transactions.

(b) During the Pre-Closing Period, the Company may, subject to Section 6.01(c), issue and sell additional shares of its capital stock, or securities convertible into or exchangeable for shares of its capital stock, and Pubco shall, and shall cause the appropriate officers, employees and other Representatives of Pubco to, use reasonable best efforts to cooperate with such issuance and sale as may be reasonably requested in writing by the Company, and at the Company’s sole cost and expense in accordance with this Section 7.12(b), including by (i) participating in a reasonable number of virtual meetings, presentations, due diligence sessions, drafting sessions and sessions with investors at mutually agreeable times and locations and upon reasonable advance notice, (ii) reasonably assisting with the preparation of customary materials for actual and potential participants in such issuance and sale, offering documents, private placement memoranda, prospectuses and similar documents required in connection with such issuance and sale, (iii) providing financial statements and such other financial information regarding Pubco that is reasonably available or within its possession and as is reasonably requested in connection with such issuance and sale, (iv) filing all reports that are required to be filed or furnished by Pubco with the SEC in connection with such issuance and sale, and (v) otherwise reasonably cooperating in the Company’s efforts to consummate such issuance and sale; provided, that (a) in no event shall Pubco or any of its Subsidiaries be required to provide any such cooperation to the extent that it unreasonably interferes with its business operations, (b) in no event shall Pubco or any of its Subsidiaries be required to pay any commitment or other fee, enter into any definitive agreement, pass any resolutions or consents, or agree to provide any indemnity in connection with any such issuance and sale, (c) none of Pubco or any of its Subsidiaries shall be required to take any action that would conflict with or violate its organization documents, any applicable Law or any contract to which it is a party, and (d) none of Pubco, its Subsidiaries or any of their respective Representatives shall be required to provide any legal opinion, take any action that would cause any breach of any representation, warranty, covenant or agreement in this Agreement, disclose or provide any information that is subject to attorney-client privilege or result in the disclosure of any trade secrets or confidential information, or take any action that would cause any director, officer or employee of the Company or any of its Subsidiaries to incur personal liability. Pubco shall be given a reasonable opportunity to review and comment on any financing documents and any materials that are to be presented during any meetings conducted in connection with such issuance and sale, and the Company shall give due consideration to all reasonable comments provided thereto. The Company shall, in the event that Closing shall not occur for any reason, promptly upon the written request of Pubco, reimburse Pubco for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorney’s, accounting and financial advisor fees) incurred by Pubco or any of its Subsidiaries in connection with any cooperation of Pubco, any of its Subsidiaries or any of their Representatives under this Section 7.12(b). The Company and Merger Sub acknowledge and agree that consummating any issuance and sale the Company’s capital stock, or securities convertible into or exchangeable for shares of the Company’s capital stock, is not a condition to Closing.

Section 7.13 Takeover Statutes. If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of antitakeover Law shall become applicable to the transactions contemplated hereby, each of the parties and its respective board of directors shall use all reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 7.14 Notification of Certain Matters.

(c) During the Pre-Closing Period, (i) Pubco shall promptly notify the Company in writing, and keep the Company reasonably apprised of, any Action brought by Pubco Stockholders or in the name of Pubco against Pubco and/or its directors or officers relating to the transactions contemplated by this Agreement, including the Merger and (ii) the Company shall promptly notify Pubco in writing, and keep Pubco reasonably apprised of, any Action brought against the Company and/or its directors or officers relating to the transactions contemplated by this Agreement, including the Merger. Prior to the Effective Time, Pubco shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Action arising or resulting from the transactions contemplated by this Agreement or consent to the same, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).

(d) During the Pre-Closing Period, each of the Company, on the one hand, and Pubco, on the other hand, shall promptly notify the other of (and, if in writing, furnish copies of) (a) any notice or other communication is received from any Person alleging that the consent of such Person is or may be required in connection with any of the Transactions, (b) any inaccuracy in any representation or warranty made by such party in this Agreement; or (c) the failure of such party to comply with any covenant or obligation of such party in this Agreement; in each case that could reasonably be expected to materially impact the ability of such party to timely satisfy any of the conditions set forth in ARTICLE VII.

Section 7.15 Consulting Fee. The parties acknowledge that, promptly after the Closing Date, the Company shall issue 562,174 shares of Company Class A Common Stock to the Investor as a consulting fee in connection with the Transactions.

Section 7.16 Resale Registration. Following discussion of the same with the SEC and at such time as the Company reasonably concludes that the Registration Statement is likely to be declared effective under the Securities Act, or at such other time as the Company is advised by the SEC, the Company shall be permitted to file a Form S-1 Registration Statement (the “Resale Registration Statement”) in connection with the registration under the Securities Act of the shares of Company Class B Common Stock (and the shares of Company Class A Common Stock to be issued upon the conversion of such shares of Company Class B Common Stock) to be issued to certain Company Stockholders upon the conversion of the Company Preferred Stock. The Company shall use its reasonable best efforts to cause the Form S-1 Registration Statement to comply with the rules and regulations promulgated by the SEC. Each of the Company and Pubco shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Form S-1 Registration Statement and Pubco shall use reasonable best efforts to cooperate with any reasonable request made in writing by the Company pursuant to filing of the Resale Registration Statement in a substantially the same manner and subject to the same terms and condition set forth in Section 7.12(b). The Company and Merger Sub acknowledge and agree that the filing or effectiveness of the Resale Registration Statement is not a condition to Closing.

Section 7.17 Employee Matters.

(a) For the one year following the Closing Date, the Company or its Affiliate shall provide to each employee of Pubco and its Subsidiaries that is employed as of the Closing Date (the “Pubco Employees”), but only for so long as such Pubco Employee remains employed with the Company or its Affiliates during such one year period, (i) a base salary or wage rate, as applicable, and target annual cash bonus opportunity that are no less favorable than the base salary or wage rate, as applicable, and target annual cash bonus opportunity provided by Pubco and its Subsidiaries to such Pubco Employee immediately prior to the Closing Date and (ii) employee benefits (including 401(k) plan, customary health and welfare benefits and paid time off, but excluding any equity compensation, phantom equity, nonqualified deferred compensation, retiree medical insurance, retiree life insurance, and any defined benefit pension plan participation) that at the Company’s election are either (A) substantially similar to the employee benefits (including 401(k) plan, customary health and welfare benefits, and paid time off, but excluding any equity compensation, phantom equity, nonqualified deferred compensation, retiree medical insurance, retiree life insurance, and any defined benefit pension plan participation) offered to similarly situated employees of the Company or an Affiliate of the Company or (B) employee benefits that are substantially similar in the aggregate to the employee benefits (including 401(k) plan, customary health and welfare benefits, and paid time off, but excluding but excluding any equity compensation, phantom equity, nonqualified deferred compensation, retiree medical insurance, retiree life insurance, and any defined benefit pension plan participation) offered by Pubco and its Subsidiaries to such Pubco Employee immediately prior to the Closing Date. The Company or its Affiliate shall be solely responsible for all termination and severance benefits, costs, charges, and liabilities of any nature incurred with respect to the termination of a Pubco Employee after the Closing Date related to severance benefits offered by the Company to such Pubco Employee, if any, following the Closing Date. The Company or its designated Affiliate shall be responsible for maintaining the group health plan continuation coverages (including pursuant to Code Section 4980B and ERISA Sections 601 through 609) for all Pubco Employees and their spouses and dependents whose qualifying event occurs prior to, on, or after the Closing Date.

(b) Subject to applicable plan terms and applicable Law, the Company shall use commercially reasonable efforts to give each Pubco Employee full credit for purposes of eligibility to participate, level of benefits (for vacation and severance only) and vesting under any employee benefit plans or arrangements maintained by the Company and its Affiliates and for which Pubco Employees are eligible for such Pubco Employees’ service to Pubco and its Subsidiaries to the same extent such service is recognized by the comparable employee benefit plan or arrangements maintained by Pubco and its Subsidiaries immediately prior to the Closing Date, except to the extent it would result in a duplication of benefits or for which similarly situated employees of the Company do not receive credit for prior services.

(c) Subject to applicable Law, with respect to any employee benefit plan of the Company or its Affiliates that is a health, dental, vision or other welfare plan in which any Pubco Employee is eligible to participate, for the plan year in which such Pubco Employee is first eligible to participate, and subject to the provisions of such plans, the Company shall use its commercially reasonable efforts to (i) cause any pre-existing condition limitations, eligibility waiting periods, or evidence of insurability requirements under such plan to be waived with respect to such Pubco Employee and his or her covered dependents to the extent such condition was or would have been covered under the benefit plan in which such Pubco Employee participated immediately prior to the Closing Date and (ii) give each Pubco Employee credit towards applicable co-payments, deductibles and annual out-of-pocket limits for expenses incurred prior to the Closing Date for which payment has been made (taking into account any differences in plan years and applicable rules and regulations related to such differences in plan years).

(d) At the Company’s election, Pubco shall terminate the employee benefit plans set forth on Section 7.17(d) of the Company Disclosure Letter effective immediately prior to the Closing Date and shall deliver evidence of the termination of such plans to the Company prior to the Closing Date. The Company shall provide an updated Section 7.17(d) of the Company Disclosure Letter at least seven (7) days prior to the Closing Date. In the event Pubco is required to terminate its 401(k) plan, promptly following the Closing Date, Pubco and the Company shall cause a Company plan that is intended to be qualified under Section 401(a) of the Code which includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code to accept eligible (i) rollover contributions in cash of amounts distributed to Pubco Employees from Pubco’s 401(k) plan and (ii) in-kind rollovers of Pubco Employees’ loan balances, and will provide for continued repayments of any such loans through payroll deductions commencing not later than with the first payroll period ending not more than 14 days following the date of such rollover.

(e) Nothing contained in this Agreement, express or implied, shall confer upon any Pubco Employee or legal representative or beneficiary thereof, or any other Person other than the parties, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, including any right to employment or continued employment for any specified period, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an amendment or modification of any employee benefit plan maintained, established or sponsored by Pubco.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.01 Conditions to the Obligations of Each Party. The respective obligations of the parties hereto to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Registration Statement; Listing. The (i) Registration Statement shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC and (ii) shares of Company Class A Common Stock to be issued in connection with the Merger shall have been approved for listing on the NASDAQ, subject only to official notice of issuance.

(b) Pubco Stockholder Approval. Pubco Stockholder Approval shall have been obtained.

(c) No Order or Consents. There shall not be in effect any Law or any Governmental Order issued by a Governmental Authority of competent jurisdiction that enjoins or makes illegal the consummation of the Merger, and all approvals or consents from any Governmental Authority of competent jurisdiction that are necessary for the consummation of the Transactions shall have been obtained.

Section 8.02 Conditions to the Obligations of Pubco. The obligations of Pubco to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) by Pubco at or prior to the Effective Time of each of the following additional conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Company and Merger Sub contained in this Agreement (A) set forth in Section 4.01, Section 4.02, Section 4.04, Section 4.21 and Section 4.24 shall be true and correct in all respects as though such representations and warranties had been made on and as of the Closing Date; (B) set forth in Section 4.03 shall be true and correct as though such representations and warranties had been made on and as of the Closing Date except for de minimis inaccuracies; and (C) otherwise set forth in ARTICLE IV shall be true and correct in all respects as though such representations and warranties had been made on and as of the Closing Date, except for such failures to be true and correct as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect (without giving effect to any “materiality”, “Company Material Adverse Effect” or similar qualification contained therein), except to the extent the representations and warranties in the foregoing clauses (A) thru (C) are, by their terms, made as of a specific date, in which case such representations and warranties shall be true and correct in the manner set forth in the foregoing clauses (A) thru (C), as applicable, as of such date; (ii) the covenants and agreements contained in this Agreement to be complied with by the Company and Merger Sub on or prior to the Closing shall have been complied with in all material respects (except for the covenants set forth in Section 6.01, which shall have been complied with in all respects except for de minimis deviations); and (iii) Pubco shall have received a certificate of the Company signed by a duly authorized representative thereof dated as of the Closing Date certifying the matters set forth in clauses (i) and (ii) of this Section 8.02(a).

(b) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been a Company Material Adverse Effect.

Section 8.03 Conditions to the Obligations of the Company and Merger Sub. The obligations of the Company and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of each of the following additional conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Pubco contained in this Agreement (A) set forth in Section 5.01, Section 5.02, Section 5.18 and Section 5.23 shall be true and correct in all respects as though such representations and warranties had been made on and as of the Closing Date; (B) set forth in Section 5.03 shall be true and correct as though such representations and warranties had been made on and as of the Closing Date except for de minimis inaccuracies; and (C) otherwise set forth in ARTICLE V shall be true and correct in all respects as though such representations and warranties had been made on and as of the Closing Date, except for such failures to be true and correct as would not, individually or in the aggregate, have a Pubco Material Adverse Effect (without giving effect to any “materiality”, “Pubco Material Adverse

Effect” or similar qualification contained therein), except to the extent the representations and warranties in the foregoing clauses (A) thru (C) are, by their terms, made as of a specific date, in which case such representations and warranties shall be true and correct in the manner set forth in the foregoing clauses (A) thru (C), as applicable, as of such date; (ii) the covenants and agreements contained in this Agreement to be complied with by Pubco on or prior to the Closing shall have been complied with in all material respects (except for the covenants set forth in Section 6.02, which shall have been complied with in all respects except for de minimis deviations); and (iii) the Company shall have received a certificate of Pubco signed by a duly authorized representative thereof dated as of the Closing Date certifying on behalf of Pubco the matters set forth in clauses (i) and (ii) of this Section 8.03(a).

(b) Pubco Material Adverse Effect. Since the date of this Agreement, there shall not have been a Pubco Material Adverse Effect.

(c) Pubco Closing Cash Amount. The Pubco Closing Cash Amount shall be equal to or exceed $28,000,000.

ARTICLE IX

TERMINATION

Section 9.01 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, as follows:

(a) by either Pubco or the Company, if the Closing shall not have occurred by December 22, 2021 (the “Termination Date”) by giving written notice of such termination to the other party; provided, further, that the right to terminate this Agreement under this Section 9.01(a) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement shall have been the primary cause of the failure of the Closing to occur on or prior to such date;

(b) by either Pubco or the Company, in the event that any Governmental Authority of competent jurisdiction shall have issued a Governmental Order that permanently enjoins the consummation of the Merger and such Governmental Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has been the primary cause of the issuance of such Governmental Order;

(c) by either Pubco or the Company if Pubco Stockholder Approval shall not have been obtained at the Special Meeting (following any adjournments and postponements thereof required hereunder);

(d) by the Company (at any time prior to the time the Pubco Stockholder Approval is obtained) if a Pubco Triggering Event shall have occurred;

(e) by the Company, if there has been a breach of any representation, warranty, covenant or other agreement made by Pubco or its Subsidiaries, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in the conditions set forth in Section 8.03(a) not being satisfied as of the Closing Date (a “Terminating Pubco Breach”), and (ii) shall not have been cured within thirty (30) days after written notice from the Company of such Terminating Pubco Breach is received by the Company (such notice to describe such Terminating Pubco Breach in reasonable detail), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Termination Date; provided, that neither the Company nor Merger Sub is then in material breach of any of their representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 8.02(a);

(f) by Pubco, if there has been a breach of any representation, warranty, covenant or other agreement made by the Company or its Subsidiaries in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in the conditions set forth in Section 8.02(a) not being satisfied as of the Closing Date (a “Terminating Company Breach”), and (ii) shall not have been cured within thirty (30) days after written notice from Pubco of such Terminating Company Breach is received by the Company (such notice to describe such Terminating Company Breach in reasonable detail), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Termination Date; provided, that Pubco is not in material breach of any of its representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 8.03(a);

(g) by Pubco (at any time prior to the time the Pubco Stockholder Approval is obtained), if (i) Pubco has received an Acquisition Proposal that the Pubco Board has determined to be a Superior Offer, (ii) such Superior Offer did not result from a material breach by Pubco of Section 7.02(a), (iii) Pubco concurrently terminates this Agreement and enters into a definitive agreement with respect to such Superior Offer and (iv) within two (2) Business Days of such termination, Pubco pays to the Company the amount contemplated by Section 9.03; or

(h) by the mutual written consent of the parties hereto.

Section 9.02 Effect of Termination. Subject to Section 9.03, in the event of termination of this Agreement in accordance with Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Representatives; provided, that no such termination shall relieve any party from liability for Fraud committed prior to such termination or for any Willful Breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement; provided, further, that Section 7.04, this Section 9.02, Section 9.03 and ARTICLE X shall survive any termination of this Agreement and remain in full force and effect.

Section 9.03 Expenses; Termination Fee.

(a) Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees and expenses.

(b) If (i) (A) this Agreement is terminated by Pubco or the Company pursuant to Section 9.01(c) or (B) this Agreement is terminated by the Company pursuant to Section 9.01(e), (ii) an Acquisition Proposal with respect to Pubco shall have been publicly announced or publicly disclosed after the date of this Agreement and, in the case of a termination pursuant to Section 9.01(c), prior to the time of the Special Meeting and not withdrawn by the time of the Special Meeting, and (iii) within twelve months after the date of such termination, Pubco enters into a definitive agreement with respect to an Acquisition Transaction or consummates an Acquisition Transaction, then Pubco shall pay to the Company, upon such entry into a definitive agreement and/or consummation of such Acquisition Transaction, a fee in an amount equal to $3,500,000 (the “Termination Fee”) by wire transfer of same-day funds, less an amount previously paid to the Company pursuant to Sections 9.03(d).

(c) If this Agreement is terminated by the Company pursuant to Section 9.01(d) (unless such Pubco Triggering Event giving rise to the termination resulted from a Pubco Board Adverse Recommendation Change in connection with an Intervening Event) or by Pubco pursuant to Section 9.01(g), then Pubco shall pay to the Company, by wire transfer of same-day funds within two (2) Business Days after termination, the Termination Fee.

(d) If this Agreement is terminated by Pubco or the Company pursuant to Section 9.01(c) or by the Company pursuant to Section 9.01(d) (if such Pubco Triggering Event giving rise to the termination resulted from a Pubco Board Adverse Recommendation Change in connection with an Intervening Event that is not related to a Company Material Adverse Effect), then Pubco shall reimburse the Company for all out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Transactions in an amount not to exceed $2,000,000.

(e) (i) If this Agreement is terminated by Pubco or the Company pursuant to Section 9.01(a) and (ii) at the time of termination the condition in Section 8.01(c) is not satisfied, then the Company shall reimburse Pubco for all out-of-pocket fees and expenses incurred by Pubco in connection with this Agreement and the Transactions in an amount not to exceed the sum of $2,000,000 plus any out-of-pocket fees and expenses incurred by Pubco under Section 7.12(b) and/or Section 7.16.

(f) If Pubco or the Company fails to pay when due any amount payable by it under this Section 9.03, then (i) Pubco or the Company, as the case may be, shall reimburse the other party for the other party’s reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement of its rights under this Section 9.03, and (ii) Pubco or the Company, as the case may be, shall pay to the other party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full) at a rate per annum equal to the “U.S. prime rate” (as published by the Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus five percent.

(g) The parties agree that, notwithstanding anything to the contrary in Section 9.02, the payment of the fees (and, if due and payable, any interest and/or expenses) set forth in this Section 9.03 shall be the sole and exclusive remedy of the parties following a termination of this Agreement under the circumstances in which such fees are payable under this Section 9.03, it being understood that in no event shall Pubco be required to pay the Termination Fee on more than one occasion. Notwithstanding Section 9.02 or the foregoing, upon the payment of the Termination Fee by Pubco, (i) Pubco shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Pubco giving rise to such termination, or the failure of the Transactions to be consummated, (ii) neither the Company nor its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Pubco or seek to obtain any recovery, judgment or damages of any kind against Pubco (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of Pubco) in connection with or arising out of this Agreement or the termination thereof, any breach by Pubco giving rise to such termination or the failure of the Transactions to be consummated and (iii) the Company and its Affiliates shall be precluded from any other remedy against such Pubco and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by Pubco giving rise to such termination or the failure of the Transactions to be consummated. The parties acknowledges that (x) the agreements contained in this Section 9.03 are an integral part of the Transactions, (y) without these agreements, the parties would not enter into this Agreement and (z) any Termination Fee payable pursuant to this Section 9.03 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such amount is payable.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Non-Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any certificate or instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except for those covenants and agreements contained in this Agreement that by their terms are to be performed in whole or in part after the Effective Time (or survive termination of this Agreement, as applicable, pursuant to Section 9.02 hereof).

Section 10.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by a nationally recognized overnight courier service, or by email (with a confirmatory copy sent by a nationally recognized overnight courier service) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

(a)	if to the Company or Merger Sub:

Greenidge Generation Holdings Inc. 590 Plant Road Dresden, NY 14441 Attn: Tim Fazio Ed Fletcher Email: tfazio@atlasholdingsllc.com efletcher@atlasholdingsllc.com with a copy to (which shall not constitute notice):

Winston & Strawn LLP 1901 L Street, N.W. Washington, D.C. 20036-3506 Attn: Christopher M. Zochowski Kyle Gann Bradley Noojin Email: CZochowski@winston.com KGann@winston.com BNoojin@winston.com

(b)	if to Pubco:

Support.com, Inc. 777 South Figueroa St., Suite 4600 Los Angeles, CA 90017-2513 Attn: Doug Tackett Email: Doug.Tackett@support.com with a copy to (which shall not constitute notice):

Pillsbury Winthrop Shaw Pittman LLP 31 West 52nd Street New York, NY 10019-6131 Attn: David Ingles James J. Masetti Email: david.ingles@pillsburylaw.com jim.masetti@pillsburylaw.com

Section 10.03 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 10.04 Entire Agreement. This Agreement, the Disclosure Letters, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.

Section 10.05 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 10.05 shall be null and void, ab initio.

Section 10.06 Amendment. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in an instrument in writing signed by the parties hereto and which makes reference to this Agreement (whether before or after the adoption and approval of this Agreement by the Company Stockholders or the Pubco Stockholders); provided, that after any such approval of this Agreement by a parties stockholders, no amendment shall be made which by law required further approval of such stockholders without the further approval of such stockholders.

Section 10.07 Waiver. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties; (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered by the other parties pursuant to this Agreement; or (c) waive compliance with any of the agreements of the other parties or conditions to such obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any waiver of any term or condition hereof shall not be construed as a waiver of any subsequent breach or as a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.

Section 10.08 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to, or shall confer upon, any other Person any right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement, other than Section 7.05, (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons), Section 7.15 (which is intended to be for the benefit of the Investor and may be enforced by Investor) and Sections 3.01 and 3.04 (which is intended to be for the benefit of the Persons covered thereby and may be enforced only by the Company on behalf of such Persons).

Section 10.09 Specific Performance. The parties hereto acknowledge and agree that the parties hereto would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any party hereto could not be adequately compensated by monetary damages alone and that the parties hereto would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any party hereto may be entitled, at law or in equity (including monetary damages), such party shall to the fullest extent permitted by Law be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches of any of the provisions of this Agreement, without posting any bond or other undertaking. Without limiting the generality of the foregoing, the parties hereto agree that each party shall be entitled to enforce specifically the other parties’ obligations to consummate the transactions contemplated by this Agreement (including the obligation to consummate the Closing if the conditions set forth in ARTICLE VIII have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or waived (where permissible under applicable Law)). The prevailing party in any proceeding brought to enforce this Agreement shall be entitled to an award of its reasonable costs and expenses, including, without limitation attorneys’ fees. The parties hereto agree that they will not contest the appropriateness of specific performance as a remedy.

Section 10.10 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof that might lead to the application of laws other than the Laws of the State of Delaware. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 10.10.

Section 10.11 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY, DIRECTLY OR INDIRECTLY, ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE

TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.11.

Section 10.12 Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing this Agreement (or on whose behalf this Agreement is executed) with the same force and effect as if such signature page were an original thereof.

Section 10.13 Interpretation. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Section 10.14 Headings and Captions. The headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

[Signature pages follow]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by its respective officers thereunto duly authorized.

GREENIDGE GENERATION HOLDINGS INC.

By:	/s/ Jeffrey E. Kirt
Name: Jeffrey E. Kirt
Title: Chief Executive Officer

GGH MERGER SUB, INC.

By:	/s/ Jerome Lay
Name: Jerome Lay
Title: Secretary

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by its respective officers thereunto duly authorized.

SUPPORT.COM, INC.

By:	/s/ Lance Rosenzweig
Name: Lance Rosenzweig
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Pubco Stockholder Support Agreement

FORM OF SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of March 19, 2021, is entered into by and among Greenidge Generation, Inc., a Delaware corporation (“Company”) and the stockholders of Pubco (as defined below) set forth on the signature page hereto (the “Stockholders”).

RECITALS

WHEREAS, concurrently herewith, the Company, Support.com, Inc., a Delaware corporation (“Pubco”) and GGH merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”), are entering into an Agreement and Plan of Merger (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”; capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into Pubco, with Pubco surviving the merger (the “Merger”);

WHEREAS, as of the date hereof, each of the Stockholders is the record and/or “beneficial owner[s]” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of the shares of Pubco Capital Stock set forth below such Stockholder’s name on the signature page of this Agreement (collectively, with respect to each Stockholder, such Stockholder’s “Owned Shares”; the Owned Shares and any additional shares of Pubco Capital Stock (or any securities convertible into or exercisable or exchangeable for Pubco Capital Stock) of which such Stockholder acquires record or beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, such Stockholder’s “Covered Shares”);

WHEREAS, as a condition and inducement to the willingness of Company to enter into the Merger Agreement, the Stockholders hereby enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Company and each of the Stockholders hereby agree as follows:

1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 4, each Stockholder, in his, her or its capacity as a stockholder of Pubco, irrevocably and unconditionally agrees that, at any meeting of the stockholders of Pubco, however called, and at every adjournment or postponement thereof, and in any written action by consent of the stockholders of Pubco, such Stockholder shall, and shall cause any other holder of record of such Stockholder’s Covered Shares to:

a. when such meeting is held, appear at such meeting or otherwise cause such Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

b. vote, or cause to be voted, all of such Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by such Stockholder) in favor of the Merger and the adoption of the Merger Agreement and any other matters as to which Pubco solicits proxies from its stockholder in connection with consummation of the Merger and the other transactions contemplated by the Merger Agreement; and

c. vote, or cause to be voted, all of such Stockholder’s Covered Shares against any Acquisition Proposal and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of Pubco under the Merger Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of such Stockholder contained in this Agreement.

The obligations of the Stockholders specified in this Section 1 shall apply whether or not approval of the Merger or any action described above is recommended by the Pubco Board or the Pubco Board has previously recommended approval of the Merger but changed such recommendation.

2. Irrevocable Proxy. Each Stockholder does hereby appoint the Company with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the undersigned’s rights with respect to such Stockholder’s Covered Shares, if such Stockholder fails for any reason to perform his, her or its obligations under this Agreement, to vote such Stockholder’s Covered Shares solely with respect to the matters set forth in Section 1 hereof. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Termination Date and hereby revokes any proxy previously granted by such Stockholder with respect to the Covered Shares, if any. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Termination Date of this Agreement. Each Stockholder hereby revokes any proxies previously granted and represents that none of such previously-granted proxies are irrevocable.

3. No Inconsistent Agreements. Each Stockholder hereby covenants and agrees that such Stockholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or voting trust with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent such Stockholder from satisfying, its obligations pursuant to this Agreement.

4. Termination. This Agreement shall terminate with respect to each Stockholder upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the time this Agreement is terminated upon the mutual written agreement of the Company and such Stockholder (the earliest such date under clause (i), (ii) and (iii) with respect to a Stockholder being referred to herein as such Stockholder’s “Termination Date”); provided, that the provisions set forth in Sections 11 through 22 shall survive any termination of this Agreement.

2

5. Representations and Warranties of the Stockholder. Each Stockholders hereby represents and warrants to Company, separately as to himself, herself, or itself only, and not jointly, as follows:

a. Such Stockholder is the only record and/or “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of, and such Stockholder has good, valid and marketable title to, such Stockholder’s Covered Shares, free and clear of Liens other than as created by this Agreement or the organizational documents of Pubco (including, for the purposes hereof, any agreements between or among stockholders of Pubco). As of the date hereof, other than such Stockholder’s Covered Shares, such Stockholder does not own beneficially or of record any shares of capital stock of Pubco (or any securities convertible into shares of capital stock of Pubco) or any interest therein.

b. Such Stockholder (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to such Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or voting trust with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

c. Such Stockholder affirms that (i) if such Stockholder is a natural person, he or she has all the requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby, and (ii) if such Stockholder is not a natural person, (A) it is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization and (B) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholders enforceable against such Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

d. Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by such Stockholder from, or to be given by such Stockholder to, or be made by such Stockholder with, any Governmental Authority in connection with the execution, delivery and performance by such Stockholder of this Agreement, the consummation of the transactions contemplated hereby or by the Merger Agreement.

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e. The execution, delivery and performance of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the Merger Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the limited liability company agreement or similar governing documents of such Stockholder (if such Stockholder is not a natural person), (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of such Stockholder pursuant to any Contract binding upon such Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 5(d), under any applicable Law to which such Stockholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon such Stockholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair such Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

f. As of the date of this Agreement, there is no action, proceeding or investigation pending against such Stockholder or, to the knowledge of such Stockholder, threatened against such Stockholder that questions the beneficial or record ownership of such Stockholder’s Owned Shares, the validity of this Agreement or the performance by such Stockholder of its obligations under this Agreement.

g. Such Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Stockholder contained herein.

h. No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which the Company or Pubco is or will be liable in connection with such Stockholder’s execution, delivery or performance of this Agreement based upon arrangements made by or on behalf of such Stockholder in his, her or its capacity as a stockholder of Pubco.

6. Certain Covenants of the Stockholders. Except in accordance with the terms of this Agreement, each Stockholder hereby covenants and agrees, severally as to itself only and not jointly, as follows:

a. No Solicitation. Subject to Section 22 hereof, prior to the Termination Date, such Stockholder agrees not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records

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or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal or (v) resolve or agree to do any of the foregoing. Such Stockholder also agrees that immediately following the execution of this Agreement such Stockholder shall, and shall use commercially reasonable efforts to cause its Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. Such Stockholder shall promptly (and in any event within one Business Day) notify, in writing, the Company of its receipt, in its capacity as a stockholder of Pubco and not in any other capacity, of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal.

Notwithstanding anything in this Agreement to the contrary, (i) such Stockholder shall not be responsible for the actions of Pubco or its Board of Directors (or any committee thereof), any Subsidiary of Pubco, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Pubco Related Parties”), including with respect to any of the matters contemplated by this Section 6(a), (ii) such Stockholder makes no representations, warranties, covenants or agreements with respect to the actions of Pubco or any of the Pubco Related Parties, and (iii) any breach by Pubco of its obligations under Sections 7.01 and 7.02 of the Merger Agreement shall not, in and of itself, be considered a breach of this Section 6(a), (it being understood for the avoidance of doubt that such Stockholder shall remain responsible for any breach by such Stockholder or his, her or its Representatives of this Section 6(a)).

b. Such Stockholder hereby agrees not to, directly or indirectly, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any Contract or option with respect to the Transfer of, any of such Stockholder’s Covered Shares, or (ii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer to an Affiliate of such Stockholder (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to the Company, to assume all of the obligations of such Stockholder under, and to be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 6(b) shall not relieve such Stockholder of its obligations under this Agreement. Any Transfer in violation of this Section 6(b) with respect to any Stockholder’s Covered Shares shall be null and void.

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c. Such Stockholder hereby authorizes Pubco to maintain a copy of this Agreement at either the executive office or the registered office of Pubco.

7. Further Assurances. From time to time, at the Company’s request and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement. Each Stockholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against the Company, Company’s Affiliates, Pubco or any of their respective successors and assigns challenging the transactions contemplated by the Merger Agreement.

8. Disclosure. Each Stockholder hereby authorizes Pubco and the Company to publish and disclose in any announcement or disclosure required by the SEC (including on a Schedule 13D) such Stockholder’s identity and ownership of the Covered Shares and the nature of such Stockholder’s obligations under this Agreement.

9. Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in Pubco’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

10. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by the Company and the Stockholders.

11. Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email (with confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express, to the parties hereto at the following addresses (or at such other address for a party as shall be specified by like notice made pursuant to this Section 12):

if to a Stockholder, at:

the address (including email) set forth in Pubco’s books and records, or set forth on the signature page hereto, or to such other address or to the attention of such other person as such Stockholder has specified by prior written notice to the Company and the other Stockholders in accordance with this Section 12

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with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street

New York, NY 10019-6131

Attn: David Ingles

         James Masetti

Email: david.ingles@pillsburylaw.com

         jim.masetti@pillsburylaw.com

if to the Company, at:

Greenidge Generation Holdings Inc.

590 Plant Road

Dresden, NY 14441

Attn: Tim Fazio

Ed Fletcher

Email: tfazio@atlasholdingsllc.com

efletcher@atlasholdingsllc.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

1901 L Street, N.W.

Washington, D.C. 20036-3506

Attn: Christopher M. Zochowski

Kyle Gann

Bradley Noojin

Email: CZochowski@winston.com

KGann@winston.com

BNoojin@winston.com

13. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of any of the Stockholders. All rights, ownership and economic benefits of and relating to the Covered Shares of each of the Stockholders shall remain vested in and belong to each such Stockholder, and the Company shall have no authority to direct any Stockholder in the voting or disposition of such Stockholder’s Covered Shares, except as otherwise provided herein.

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14. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

15. No Third-Party Beneficiaries. Each Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of the Company in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto.

16. Governing Law and Venue; Service of Process; Waiver of Jury Trial.

a. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles or rules to the extent such principles or rules are not mandatorily applicable and would require or permit the application of the Law of any jurisdiction other than the State of Delaware.

b. In addition, each of the parties (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware having subject matter jurisdiction, and (iv) consents to service of process being made through the notice procedures set forth in Section 12.

c. EACH OF THE PARTIES HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

17. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other party, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

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18. Enforcement. The rights and remedies of the parties shall be cumulative with and not exclusive of any other remedy conferred hereby. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including each Stockholder’s obligations to vote its Covered Shares as provided in this Agreement, in the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any state or federal court located in the State of Delaware, without proof of actual damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

19. Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

20. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each party need not sign the same counterpart. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

21. Interpretation and Construction. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any person include the successors and permitted assigns of that person. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

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22. Capacity as a Stockholder. Notwithstanding anything herein to the contrary, each Stockholder signs this Agreement solely in such Stockholder’s capacity as a stockholder of Pubco, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of such Stockholder or any Affiliate, employee or designee of such Stockholder or any of their respective Affiliates in his or her capacity, if applicable, as an officer or director of Pubco or any other Person.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

STOCKHOLDERS:

210 CAPITAL, LLC

Name:
Title:

Owned Shares:

___________ shares of Pubco Common Stock

[Signature Page to Shareholder Support Agreement]

Stockholder:

Name:

Owned Shares:

shares of Pubco Common Stock

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

GREENIDGE GENERATION HOLDINGS INC.

By:
Name:
Title:

[Signature Page to Shareholder Support Agreement]

Exhibit B

Form of Pubco Amended and Restated Certificate of Incorporation

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SUPPORT.COM, INC.

(Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware)

ARTICLE I

NAME

The name of the Corporation is Support.com, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on December 3, 1997 under the name Replicase, Inc.

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801 and the name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III

PURPOSE

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

CAPITAL STOCK

The aggregate number of shares of capital stock which the Corporation shall have authority to issue is 1,000 shares of common stock with a par value of $0.001 per share.

ARTICLE V

BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend or rescind the Bylaws of the Corporation.

ARTICLE VI

ELIMINATION OF CERTAIN LIABILITY OF DIRECTORS

A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the General Corporation Law of the State of Delaware as in effect at the time such liability is determined. No amendment or repeal of this Article VI shall apply to, or have any effect on, the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE VII

INDEMNIFICATION

Each person who is or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in the second paragraph hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this section shall be a contract right and shall include the right to be paid by the Corporation for any expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

If a claim under the first paragraph of this section is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Amended and Restated Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

ARTICLE VIII

AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute and all rights at any time conferred upon stockholders of the Corporation by this certificate of incorporation are granted subject to this reservation.

* * * * *